
10012864

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN - 3 2010
211
SECTION

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission File No. 000-52195

BANK OF THE CAROLINAS CORPORATION

(Name of small business issuer in its charter)

North Carolina	**20-4989192**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

135 Boxwood Village Drive
Mocksville, North Carolina 27028
(Address of principal executive offices, including Zip Code)

(336) 751-5755
Registrant's telephone number, including area code

Securities registered under Section 12(b) of the Act: **Common Stock, $5.00 par value per share**
(Title of class)
NASDAQ Global Market
(Name of exchange on which registered)

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.)

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates (computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity), as of the last business day of the Registrant's most recently completed second fiscal quarter was $15.2 million (based on the closing price of such stock as of June 30, 2009).

On March 29, 2010, the number of outstanding shares of Registrant's common stock was 3,897,174.

Documents Incorporated by Reference

Portions of Registrant's definitive Proxy Statement as filed with the Securities and Exchange Commission in connection with its 2010 Annual Meeting are incorporated into Part III of this Report.

BANK OF THE CAROLINAS CORPORATION

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

In this Report, the terms "we," "us," "our" and similar terms refer to Bank of the Carolinas Corporation separately and, as the context requires, on a consolidated basis with our banking subsidiary, Bank of the Carolinas. Bank of the Carolinas is sometimes referred to separately as the "Bank."

Item 1. Description of Business

GENERAL

Bank of the Carolinas Corporation (the "Company") was formed in 2006 to serve as a holding company for Bank of the Carolinas (the "Bank"). The Company is registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the bank holding company laws of North Carolina. The Company's office is located at 135 Boxwood Village, Mocksville, North Carolina 27028. The Company's primary business activity consists of directing the activities of the Bank.

The Bank is incorporated under the laws of North Carolina and began operations on December 7, 1998 as a North Carolina chartered commercial bank. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation (the "FDIC"). As a state chartered non-Federal Reserve member bank, the Bank is subject to examination and regulation by the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"). The Bank is further subject to certain regulations of the Federal Reserve. The business and regulation of the Bank are also subject to legislative changes from time to time. See ***Item 1. Business—Supervision and Regulation***.

The Bank's primary market area is in the Piedmont region of North Carolina where we are engaged in general commercial banking primarily in Davie, Randolph, Rowan, Cabarrus, Davidson, Forsyth and Stokes Counties. The Bank's main office is located at 135 Boxwood Village in Mocksville, North Carolina. Our main office in Mocksville and our Advance office are located in Davie County. Our other offices are located in Asheboro (Randolph County), Cleveland and Landis (Rowan County), Harrisburg and Concord (Cabarrus County), Lexington (Davidson County), King (Stokes County) and Winston-Salem (Forsyth County).

See ***Item 6. Selected Financial Data***, for a summary of operations, selected year-end assets and liabilities, ratios and per share data for December 31, 2005 through 2009 and the years then ended.

SERVICES

Our operations are primarily retail oriented and directed toward individuals and small- and medium-sized businesses located in our banking market. The majority of our deposits and loans are derived from customers in our banking market, but we also make loans and have deposit relationships in areas surrounding our immediate banking market. We also occasionally solicit and accept wholesale deposits. We offer a variety of commercial and consumer banking services, but our principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. To a lesser extent, we also generate income from other fee-based products and services that we provide.

The Bank's primary source of revenue is interest and fee income from its lending activities. These lending activities consist principally of originating commercial operating and working capital loans, residential mortgage loans, home equity lines of credit, other consumer loans and loans secured by commercial real estate. Interest and dividend income from investment activities generally provide the second largest source of income to the Bank.

Deposits are the primary source of the Bank's funds for lending and other investment purposes. The Bank attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates. The Bank offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, non-interest-bearing accounts and fixed interest rate certificates with varying maturities. The Bank also utilizes alternative sources of funds such as brokered certificates of deposit and borrowings from the Federal Home Loan Bank (the "FHLB") of Atlanta, Georgia and other commercial banks.

The Bank's deposits are obtained primarily from its primary market area. The Bank uses traditional marketing methods to attract new customers and deposits including print media advertising and direct mailings. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition and other factors.

ORGANIZATION

The Bank is the sole banking subsidiary of the Company. A trust (Bank of the Carolinas Trust I) was formed as a subsidiary of the Company to facilitate the issuance of Trust Preferred Securities as a form of non-dilutive equity to supplement our capital.

The Bank formed an LLC (East Atlantic Properties, LLC) to manage our income producing assets transferred from our Other Real Estate Owned. The LLC is consolidated into the Bank and is a disregarded entity for tax purposes.

LENDING ACTIVITIES

General. We make a variety of types of consumer and commercial loans to individuals and small- and medium-sized businesses for various personal, business and agricultural purposes, including term and installment loans, commercial and equity lines of credit, and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans (including home equity lines of credit), commercial loans, and consumer loans. We make credit card services available to our customers through a correspondent relationship. For an analysis of the components of our loan portfolio, see ***Table I. Analysis of Loan Portfolio*** in ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***.

Real Estate Secured Loans. Our real estate loan classifications include loans secured by real estate which are made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial and consumer purposes (whether or not those purposes are related to our real estate collateral).

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In the case of commercial real estate loans, loan repayment may be dependent on the successful operation of income producing properties, a business, or a real estate project and, thus, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks due to the fact that loan funds are advanced upon the security of houses or other improvements that are under construction and that are of uncertain value prior to the completion of construction. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To minimize these risks, generally we limit loan amounts to 80% of the projected appraised value of our collateral upon completion of construction.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. That generally is reflective of our efforts to minimize credit risk by taking real estate as primary or additional collateral, whenever possible, without regard to loan purpose. All our real estate loans are secured by first or junior liens on real property, the majority of which is located in or near our banking market. However, we have made loans, and have purchased participations in some loans from other entities, which are secured by real property located outside our banking market.

Our real estate loans may be made at fixed or variable interest rates and, generally, with the exception of our long-term residential mortgage loans discussed below, have maturities that do not exceed five years. However, we also make real estate loans that have maturities of more than five years, or which are based on amortization schedules of as much as 30 years, but that generally will include contractual provisions which allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of no more than five to fifteen years.

In addition to residential real estate loans made for a variety of purposes, we offer long-term, residential mortgage loans that are funded by and closed in the name of third-party lenders. This arrangement permits us to offer this product in our banking market and enhance our fee-based income, but, by closing the loans in the names of the ultimate owners of those loans, we avoid the credit and interest rate risk associated with these long-term loans. However, on a limited basis, we also make residential mortgage loans that we retain in our own loan portfolio. Those loans typically are secured by first liens on the related residential property, are made at fixed and variable interest rates, and have maturities that do not exceed 15 years, although we have a small number of residential mortgage loans in our portfolio with 30-year maturities.

Our home equity lines of credit include lines of credit that generally are used by borrowers for consumer purposes and are secured by first or junior liens on residential real property. Our commitment on each line is for a term of 15 years, and interest is charged at a variable rate. The terms of these lines of credit provide that borrowers either may pay accrued interest only, with the outstanding principal balances becoming due in full at the maturity of the lines, or they will make payments of principal and interest based on a 15-year amortization schedule.

Commercial Loans. Our commercial loan classification includes loans to individuals and small- and medium-sized businesses for working capital, equipment purchases, and various other business and agricultural purposes, but that classification excludes any such loan that is secured by real estate. These loans generally are secured by inventory, equipment or similar assets, but they also may be made on an unsecured basis. In addition to loans which are classified on our books as commercial loans, as described above, many of our loans included within the real estate loan classification were made for commercial purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial loans may be made at variable or fixed rates of interest. However, it is our policy that any loan which has a maturity or amortization schedule of longer than five years normally would be made at an interest rate that varies with our prime lending rate or would include contractual provisions which allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of no more than five years.

Commercial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow, and those loans typically are secured by business assets, such as accounts receivable, equipment and inventory. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and their values may not be as determinable relative to the time the loans were originated.

Consumer Loans. Our consumer loans consist primarily of loans for various consumer purposes, as well as the outstanding balances on non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. Additionally, our real estate loans include loans secured by first or junior liens on real estate which were made for consumer purposes unrelated to the real estate collateral. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules which generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 30 years, but under terms which allow us to call the loan in full, or provide for a "balloon" payment, at the end of no more than five to fifteen years.

Consumer loans generally are secured by personal property and other personal assets of borrowers which often depreciate rapidly or are vulnerable to damage or loss. In cases where damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency often does not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts are highly dependent on the continuing financial stability of our borrowers. Our collection capacity on consumer loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Loan Administration and Underwriting. Like most community banks, we make loans based to a great extent, on our assessment of borrowers' income, cash flow, net worth, character and ability to repay the loan. A principal risk associated with each loan category is the creditworthiness of our borrowers. Our loans may be viewed as involving a higher degree of credit risk than is typically the case with some other types of loans, such as long-term residential mortgage loans where greater emphasis is placed on assessed collateral values. To manage risk, we have adopted written loan policies and procedures. Our loan portfolio is administered under a defined process that includes guidelines for loan underwriting standards, risk assessment, procedures for loan approvals, loan risk grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure. These reviews also are used to test our compliance with our credit policies and procedures in an ongoing fashion.

The underwriting standards that we employ for loans include an evaluation of various factors, including but not limited to a loan applicant's income, cash flow, payment history on other debts and an assessment of ability to meet existing obligations including payments on any proposed loan. Though creditworthiness of the applicant is a primary consideration within the loan approval process, we take collateral (particularly real estate) whenever it's available. This is done without regard to loan purpose. In the case of secured loans, the underwriting process includes an analysis of the value of the proposed collateral. The analysis is conducted in relation to the proposed loan amount. Consideration is given to the value of the collateral, the degree to which the value is ascertainable with any certainty, the marketability of the collateral in the event of default, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending personnel based on our aggregate credit exposures to borrowers, along with the secured or unsecured status and the risk grade of a proposed loan. A loan that satisfies our loan policies and is within a lending officer's assigned authority may be approved by that officer. Anything above that amount must be approved before funding by our Credit Administration management, the Loan Committee of the Board of Directors or our Board of Directors.

At the time a loan is proposed, the account officer assigns a risk grade to the loan based on various underwriting and other criteria. The grades assigned to loans generally indicate the level of ongoing review and attention that we will give to those loans to protect our position.

After funding, all loans are reviewed by our Loan Administration personnel for adequacy of documentation and compliance with regulatory requirements. Most loans (including the largest exposure loans) are reviewed for compliance with our underwriting criteria and to reassess the grades assigned to them by the account officers.

During the life of each loan, its grade is reviewed and validated. Modifications can and are made to reflect changes in circumstances and risk. Loans generally are placed in a non-accrual status if they become 90 days past due (unless, based on relevant circumstances, we believe that collateral is sufficient to justify continued accrual and the loan is in process of collection). Non-accrual status is also applied whenever we believe that collection has become doubtful. Loans are charged off when the collection of principal and interest has become doubtful and the loans no longer can be considered a sound collectible asset (or, in the case of unsecured loans, when they become 90 days past due).

Allowance for Loan Losses. Our Board of Directors' Loan Committee reviews all substandard loans at least monthly, and our management meets regularly to review asset quality trends and to discuss loan policy issues. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors as well as historical charge off rates, we have established an allowance for loan losses. The appropriateness of the allowance is assessed by our management, reviewed by the Loan Committee each month, and reviewed by the Board of Directors quarterly. We make provisions to the allowance based on those assessments which are charged against our earnings.

For additional information regarding loss experience, our allowance for loan losses and problem assets, see ***Table II. Summary of Loss Experience, Table III. Allocation of Allowance for Loan Losses, and Table IV. Problem Assets*** in ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***.

DEPOSIT ACTIVITIES

Our deposit products include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and money market checking accounts. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. The majority of our deposits are derived from within our banking market. However, we have historically solicited and accepted wholesale deposits as a way to supplement funding to support loan growth and provide added balance sheet liquidity. During 2008, we engaged in a strategic effort to increase our core deposit accounts while decreasing our reliance on brokered deposits. We initiated a money market special in July 2008 that guaranteed a special money market rate through June 30, 2009. For additional analysis of deposit relationships, see ***Table VII. Deposit Mix*** in ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***.

INVESTMENT PORTFOLIO

On December 31, 2009, our investment portfolio consisted of U.S. government agency securities, state and municipal obligations, mortgage-backed securities issued by FNMA, GNMA and FHLMC and corporate obligations. Our securities are classified as both "held to maturity" and "available for sale." We analyze their performance monthly and carry the available for sale securities on our books at their fair market values while carrying the held to maturity securities at their amortized cost. For additional analysis of investment security balances by type and maturities and average yields by security type, see ***Table V. Investments and Table VI. Investment Securities*** in ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***. For additional information regarding appreciation and depreciation by security type, and information relating to Other Than Temporary Impairment, see ***Note 2. Investment Securities*** in our ***Consolidated Financial Statements under Item 8***.

COMPETITION

Commercial banking in North Carolina is highly competitive, due in large part to our state's early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. We compete with approximately 30 commercial banks and institutions with offices in our banking market.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions in general. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can. In terms of assets, we are one of the smaller commercial banks in North Carolina, and there is no assurance that we will be or continue to be an effective competitor in our banking market. However, we believe that community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. Additionally, we believe that the continued growth of our banking market affords an opportunity to capture new deposits from new residents.

Substantially all of our customers are individuals and small- and medium-sized businesses. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking market, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers' needs and more flexible in approving loans based on our personal knowledge of our customers.

EMPLOYEES

On December 31, 2009, we had approximately 120 full-time equivalent employees (including our executive officers). We are not party to any collective bargaining agreement with our employees, and we consider our relations with our employees to be good.

SUPERVISION AND REGULATION

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us, but it is not a complete discussion of all the laws that affect our business.

Regulation of Bank Holding Companies. Bank of the Carolinas Corporation is a North Carolina business corporation that operates as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). We are subject to supervision and examination by, and the regulations and reporting requirements of, the Federal Reserve Board (the "FRB"). Under the BHCA, a bank holding company's activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

Bank holding companies may elect to be regulated as "financial holding companies" if all their financial institution subsidiaries are and remain well capitalized and well managed as described in the FRB's regulations and have a satisfactory record of compliance with the Community Reinvestment Act. In addition to the activities that are permissible for bank holding companies, financial holding companies are permitted to engage in additional activities that are determined by the FRB, in consultation with the Secretary of the Treasury, to be financial in nature or incidental to a financial activity, or that are complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions, or the financial system generally, as determined by the FRB.

The BHCA prohibits a bank holding company or financial holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the prior approval of or, under specified circumstances, notice to, the FRB. Additionally, the BHCA generally prohibits banks or financial holding companies from acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in an activity other than one that is permissible for the holding company. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on a bank holding company and its insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company's insured bank subsidiary becomes "undercapitalized," the bank holding company is required to guarantee the bank's compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

Regulation of the Bank. The Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC's Deposit Insurance Fund ("DIF"), and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"). The FDIC and the Commissioner are its primary federal and state banking regulators. The Bank is not a member bank of the Federal Reserve System.

As an insured bank, the Bank is prohibited from engaging as principal in any activity that is not permitted for national banks unless (1) the FDIC determines that the activity or investment would not pose a significant risk to the DIF, and (2) the Bank is, and continues to be, in compliance with the capital standards that apply to it. The Bank also is prohibited from directly acquiring or retaining any equity investment of a type or in an amount that is not permitted for national banks.

The FDIC and the Commissioner regulate all areas of the Bank's business, including its reserves, mergers, payment of dividends and other aspects of its operations. They conduct regular examinations of the Bank, and the Bank must furnish periodic reports to the FDIC and the Commissioner containing detailed financial and other information about its affairs. The FDIC and the Commissioner have broad powers to enforce laws and regulations that apply to the Bank and to require the Bank to correct conditions that affect its safety and soundness. Among others, these powers include issuing cease and desist orders, imposing civil penalties, and removing officers and directors, and their ability otherwise to intervene in the Bank's operation if their examinations of the Bank, or the reports it files, reflect a need for them to do so.

The Bank's business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the

FRB. The FRB's actions and policy directives determine to a significant degree the cost and availability of funds the Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest the Bank pays on time and savings deposits and the rates it charges on commercial bank loans.

Powers of the FDIC in Connection with the Insolvency of an Insured Depository Institution. Under the Federal Deposit Insurance Act (the "FDIA"), if any insured depository institution becomes insolvent and the FDIC is appointed as its conservator or receiver, the FDIC may disaffirm or repudiate any contract or lease to which the institution is a party which it determines to be burdensome, and the disaffirmance or repudiation of which is determined to promote the orderly administration of the institution's affairs. The disaffirmance or repudiation of any of our obligations would result in a claim of the holder of that obligation against the conservatorship or receivership. The amount paid on that claim would depend upon, among other factors, the amount of conservatorship or receivership assets available for the payment of unsecured claims and the priority of the claim relative to the priority of other unsecured creditors and depositors.

In its resolution of the problems of an insured depository institution in default or in danger of default, the FDIC generally is required to satisfy its obligations to insured depositors at the least possible cost to the deposit insurance funds. In addition, the FDIC may not take any action that would have the effect of increasing the losses to the deposit insurance funds by protecting depositors for more than the insured portion of deposits or creditors other than depositors. The FDIA authorizes the FDIC to settle all uninsured and unsecured claims in the insolvency of an insured bank by making a final settlement payment after the declaration of insolvency as full payment and disposition of the FDIC's obligations to claimants. The rate of the final settlement payments will be a percentage rate determined by the FDIC reflecting an average of the FDIC's receivership recovery experience.

Gramm-Leach-Bliley Act. The federal Gramm-Leach-Bliley Act enacted in 1999 (the "GLB Act") dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act permitted bank holding companies to become "financial holding companies" and, in general (1) expanded opportunities to affiliate with securities firms and insurance companies; (2) overrode certain state laws that would prohibit certain banking and insurance affiliations; (3) expanded the activities in which banks and bank holding companies may participate; (4) required that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganized responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies. The GLB Act expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. However, while this expanded authority permits us to engage in additional activities, it also presents us with challenges as our larger competitors continue to expand their services and products into areas that are not feasible for smaller, community-oriented financial institutions. We have not elected to become a financial holding company.

Payment of Dividends. Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders and pay our own obligations is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. There are statutory and regulatory limitations on the Bank's payment of dividends to us.

Our and the Bank's Board of Directors have entered into informal agreements with our respective banking regulators which are described in Note 10 to our audited financial statements included in Item 8 of this Report. Among other things, the agreements require that we and the Bank obtain the consent of our regulators before we may pay any cash dividends.

Our sale of Series A Preferred Stock to the U.S. Treasury during April 2009 under the TARP Capital Purchase Program resulted in additional restrictions on our ability to pay dividends on our common stock and to repurchase shares of our common stock. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, during the first three years following our sale of the Series A Preferred Stock, we are required to obtain the consent of the U.S. Treasury in order to increase the dividend per share paid on our common stock from the last quarterly cash dividend per share declared prior to our sale of the Series A Preferred Stock, or to purchase outstanding shares of our common stock, unless the Series A Preferred Stock has been redeemed in full or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties.

Under North Carolina law, the Bank may pay dividends only from its undivided profits. However, if the Bank's surplus is less than 50% of its paid-in capital stock, then the Bank's directors may not declare any cash dividend until it has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

In addition to the restrictions described above, other state and federal statutory and regulatory restrictions apply to the Bank's payment of cash dividends. As an insured depository institution, federal law prohibits the Bank from making any capital distributions, including the payment of a cash dividend if it is "undercapitalized" (as that term is defined in the FDIA) or after making the distribution, would become undercapitalized. If the FDIC believes that we are engaged in, or about to engage in, an unsafe or unsound practice, the FDIC may require, after notice and hearing, that we cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. The FDIC has issued policy statements that provide that insured banks generally should pay dividends only from their current operating earnings, and, under the FDIA, no dividend may be paid by an insured bank while it is in default on any assessment due the FDIC. The Bank's payment of dividends also could be affected or limited by other factors, such as events or circumstances which lead the FDIC to require (as further described below) that it maintain capital in excess of regulatory guidelines.

In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors' evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations.

Capital Adequacy. We and the Bank are required to comply with the FRB's and FDIC's capital adequacy standards for bank holding companies and insured banks. The FRB and FDIC has issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for us or the Bank to be considered in compliance with regulatory capital requirements.

Under the FDIC's risk-based capital measure, the minimum ratio ("Total Capital Ratio") of the Bank's total capital ("Total Capital") to its risk-weighted assets (including various off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of "Tier 1 Capital." Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and various other intangible assets. The remainder of Total Capital may consist of "Tier 2 Capital" which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio ("Leverage Capital Ratio") of Tier 1 Capital to average assets, less goodwill and various other intangible assets, generally is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The FDIC's guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets, and a bank's "Tangible Leverage Ratio" (determined by deducting all intangible assets) and other indicators of a bank's capital strength also are taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

Our and the Bank's Board of Directors have entered into informal agreements with our respective banking regulators which are described in Note 10 to our audited financial statements included in Item 8 of this Report. Among other things, the agreements require that the Bank maintain capital levels in excess of normal statutory minimums, including a Leverage Capital Ratio of not less than 7.5%, and other ratios at least at "well capitalized" levels.

The FRB and FDIC also consider interest rate risk (arising when the interest rate sensitivity of the Bank's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of the Bank's capital adequacy.

Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's trading activities.

Our capital categories are determined solely for the purpose of applying the "prompt corrective action" rules described below and they are not necessarily an accurate representation of our overall financial condition or prospects for other purposes. A failure to meet the capital guidelines could subject us to a variety of enforcement actions under those rules, including the issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and other restrictions on our business. As described below, the FDIC also can impose other substantial restrictions on banks that fail to meet applicable capital requirements.

Regulatory Guidance on "CRE" Lending Concentrations. During 2006, the FDIC and other federal banking regulators issued guidance for sound risk management for financial institutions whose loan portfolios are deemed to have significant concentrations in commercial real estate ("CRE"). In March 2008, the FDIC and other federal banking regulators issued further guidance on applying these principles in the current real estate lending environment, and they noted particular concern about construction and development loans. The banking regulators have indicated that this guidance does not set strict limitations on the amount or percentage of CRE within any given loan portfolio, and that they also will examine risk indicators in banks which have amounts or percentages of CRE below the thresholds. However, if a bank's CRE exceeds these thresholds or if other risk indicators are present, the FDIC and other federal banking regulators may require additional reporting and analysis to document management's evaluation of the potential additional risks of such concentration and the impact of any mitigating factors. The March 2008 supplementary guidance stated that banks with significant CRE concentrations should maintain or implement processes to: (1) increase and maintain strong capital levels; (2) ensure that their loan loss allowances are appropriately strong; (3) closely manage their CRE and construction and development loan portfolios; (4) maintain updated financial and analytical information about borrowers and guarantors; and (5) bolster their workout infrastructure for problem loans. It is possible that regulatory constraints associated with this guidance could adversely affect our ability to grow CRE assets, and they also could increase the costs of monitoring and managing this component of our loan portfolio.

Prompt Corrective Action. Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of any such actions taken will depend upon the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC's prompt corrective action rules, a bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered to be "well capitalized." A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered to be "adequately capitalized." A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered to be "undercapitalized." A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered to be "significantly undercapitalized," and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of these rules, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be considered to be in a capitalization category lower than indicated by its actual capital position if it receives an unsatisfactory examination rating.

A bank that becomes "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," is required to submit an acceptable capital restoration plan to the FDIC. An "undercapitalized" bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Also, the FDIC may treat an "undercapitalized" bank as being "significantly undercapitalized" if it determines that those actions are necessary to carry out the purpose of the law.

The following table lists our and the Bank's capital ratios at December 31, 2009.

	Minimum required ratios	Required ratios to be considered "Well capitalized"	The Company's capital ratios	The Bank's capital ratios
Leverage Capital Ratio (Tier 1 Capital to fourth quarter average assets)	4.0%	5.0%	7.27%	7.38%
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	9.86%	10.01%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	11.67%	11.25%

U.S. Treasury's Troubled Asset Relief Program (TARP) Capital Purchase Program. On April 17, 2009, we issued Series A Preferred Stock in the amount of $ 13.179 million and a warrant to purchase 475,024 shares of our common stock to the U.S. Treasury as a participant in the TARP Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital for purposes of regulatory capital requirements and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, during the first three years following our sale of the Series A Preferred Stock, we are required to obtain the consent of the U.S. Treasury in order to increase the dividend per share paid on our common stock from the last quarterly cash dividend per share declared prior to our sale of the Series A Preferred Stock, or to purchase outstanding shares of our common stock, unless we have redeemed all of this preferred stock or the U.S. Treasury has transferred all of this preferred stock to a third party. In addition, until the U.S. Treasury ceases to own our securities sold under the TARP Capital Purchase Program, the compensation arrangements for our senior executive officers must comply in all respects with the U.S. Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and the rules and regulations there under.

Reserve Requirements. Under the FRB's regulations, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $10.7 million of transaction accounts, but reserves equal to 3.0% must be maintained on the aggregate balances of those accounts between $10.7 million and $55.2 million, and reserves equal to 10.0% must be maintained on aggregate balances in excess of $55.2 million. The FRB may adjust these percentages from time to time. Because the Bank's reserves are required to be maintained in the form of vault cash or in an account at a Federal Reserve Bank or with a qualified correspondent bank, one effect of the reserve requirement is to reduce the amount of our assets that are available for lending and other investment activities.

Federal Deposit Insurance Reform. The Bank's deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act, and the Bank pays assessments to the FDIC for that insurance coverage. Under the Act, the FDIC may terminate the Bank's deposit insurance if it finds that the Bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The Federal Deposit Insurance Reform Act of 2005 ("FDIRA"), as implemented through rules adopted by the FDIC, has changed the federal deposit insurance system by, among other things:

- merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the "DIF");
- raising the level of Federal deposit insurance coverage for retirement accounts to $250,000;
- establishing a range of 1.15% to 1.50% within which the FDIC must set and maintain the required reserve ratio for the DIF;

- requiring that, if the DIF reserve ratio falls, or within six months is expected to fall, below the statutorily required minimum of 1.15%, the FDIC must adopt a restoration plan that provides for the DIF to be restored; and
- eliminating restrictions on premium rates based on the DIF reserve ratio, and giving the FDIC discretion to price deposit insurance according to the risk posed to the DIF by each insured institution, regardless of the DIF reserve ratio.

The Emergency Economic Stabilization Act of 2008 temporarily raised the basic limit on federal deposit insurance coverage for all accounts from $100,000 to $250,000 per depositor. The Act provided that the basic deposit insurance limit would return to $100,000 on December 31, 2009. However, during May 2009, that increased coverage was extended until December 31, 2013, at which time it will return to $100,000 for all accounts other than retirement accounts for which FDIRA permanently increased the basic coverage to $250,000.

FDIC Temporary Liquidity Guarantee Program. During 2008, the FDIC implemented its Temporary Liquidity Guarantee Program (the "TLGP") which applies to all US depository institutions insured by the FDIC and all US bank holding companies, unless they have "opted out" of the TLGP or the FDIC has terminated their participation.

Under the TLGP, the FDIC guarantees certain senior unsecured debt and/or non-interest bearing transaction account deposits, and in return for those guarantees the FDIC is paid a fee based on the amount of the deposit or the money and maturity of the debt. Under the debt guarantee component of the TLGP, the FDIC will pay the unpaid principal and interest on an FDIC guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. Under the original terms of the transaction account guarantee component of the TLGP, all non-interest bearing transaction accounts would be insured in full by the FDIC until December 31, 2009, regardless of the standard maximum deposit insurance amount. During August 2009, the FDIC extended the transaction account guarantee component of the TLGP through June 30, 2010. The Bank has elected to participate in the non-interest bearing transaction account guarantee program, but not the debt guarantee program. In return for the expanded insurance coverage, the Bank is paying an additional annual assessment surcharge equal to 10 basis points that applies to the balances of non-interest bearing transaction accounts in excess of the current standard deposit insurance coverage of $250,000.

FDIC Insurance Assessments. Under FDIRA, the FDIC uses a revised risk-based assessment system to determine the amount of the Bank's deposit insurance assessment based on an evaluation of the probability that the Deposit Insurance Fund will incur a loss with respect to the Bank. That evaluation takes into consideration risks attributable to different categories and concentrations of the Bank's assets and liabilities and any other factors the FDIC considers to be relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments paid by the Bank to the FDIC for deposit insurance.

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount the Bank pays for deposit insurance is influenced not only by the assessment of the risk it poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the insurance fund.

During 2008, and because the DIF reserve ratio had fallen below the minimum of 1.15% mandated by FDIRA, the Board of Directors of the FDIC adopted a restoration plan to return the reserve ratio to that minimum level as required by FDIRA within five years. During February 2009, the Board amended its restoration plan to provide for the minimum DIF reserve ratio to be restored within seven years and voted to impose a special assessment on insured institutions of 20 basis points, and to increase regular assessment rates for 2009.

However, during May 2009, the special assessment was reduced to 5 basis points on each insured institution's assets minus its Tier 1 capital as of June 30, 2009, but not more than 10 basis points of the institution's assessment base for the second quarter of 2009. The special assessment was payable on September 30, 2009.

During October 2009, the FDIC again amended its restoration plan to provide for the minimum DIF reserve ratio to be restored within eight years, and adopted a uniform 3 basis point increase in regular assessment rates effective

January 1, 2011. During November 2009, the FDIC amended its regulations to require that insured institutions prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 on December 30, 2009.

Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), an insured institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank's discretion to develop, consistent with the CRA, the types of products and services that it believes are best suited to its particular community. The CRA requires the federal banking regulators, in connection with their examinations of insured banks, to assess the banks' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take that record into account in its evaluation of various applications by those banks. All banks are required to publicly disclose their CRA performance ratings. The Bank received a "Satisfactory" rating in its last CRA examination during July 2009.

Interstate Banking and Branching. The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Law"), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to antitrust provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to "opt out" and thereby prohibit interstate branching by merger by enacting legislation to that effect. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Restrictions on Transactions with Affiliates. The Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act which restrict a bank's ability to enter into certain types of transactions with its "affiliates," including its parent holding company or any subsidiaries of its parent company. Section 23A places limits on the amount of:

- a bank's loans or extensions of credit to, or investment in, its affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;
- the amount of loans or extensions of credit by a bank to third parties which are collateralized by the securities or obligations of the bank's affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of one of its affiliates.

Transactions of the type described above are limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank also must comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

Among other things, Section 23B prohibits a bank or its subsidiaries generally from engaging in transactions with its affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Federal law also places restrictions on our ability to extend credit to our executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

USA Patriot Act of 2001. The USA Patriot Act of 2001 is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The impact of the Act on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including standards for verifying customer identification when accounts are opened, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 is sweeping federal legislation that addressed accounting, corporate governance and disclosure issues. The Act applies to all public companies and imposed significant new requirements for public company governance and disclosure requirements. Some of the provisions of the Act became effective immediately while others are still in the process of being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The Act also required that the various securities exchanges, including The Nasdaq Stock Market, prohibit the listing of the stock of an issuer unless that issuer complies with various requirements relating to their audit committees and the independence of their directors that serve on those committees. In response to the Act, the exchanges themselves have imposed additional corporate governance requirements as conditions to the continued listing of an issuer's stock, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval by the issuer's full board of directors, by directors of the issuer who are "independent" as defined by the exchanges' rules or by committees made up of "independent" directors. We are subject to the requirements of the Act and, because our common stock is listed on The Nasdaq Global Market, we are subject to the corporate governance requirements of The Nasdaq Stock Market.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including us, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, we have been and will continue to be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in our market.

AVAILABLE INFORMATION

Copies of reports we file electronically with the Securities and Exchange Commission, including copies of our Annual Reports on Form 10-K, Quarterly Reports on form 10-Q, Current Reports on Form 8-K, and amendments to those reports, are available free of charge through the Bank's Internet website as soon as reasonably practicable after they are filed. The Bank's website address is *www.bankofthecarolinas.com*.

STATISTICAL DATA

Certain statistical data regarding our loans, deposits, investment securities and business is included in the information provided in Part II of this Report under the caption ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***.

Item 1A. Risk Factors.

The following paragraphs describe material risks that could affect our business. Other risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Relating to our Business

The current economic environment poses significant challenges for our business and could adversely affect our financial condition and results of operations.

There has been significant disruption and volatility in the financial and capital markets since 2007. The financial services industry in particular has suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the U.S. and global credit markets, including a significant and rapid deterioration in the mortgage lending and related real estate markets. Dramatic declines in the housing markets over the past three years, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on the our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve significantly in the near term, in which case we could continue to experience losses, write-downs of assets, further impairment charges of investment securities and capital and liquidity constraints or other business challenges. A further deterioration in local economic conditions, particularly within our geographic regions and markets, could drive losses beyond that which is provided for in our allowance for loan losses. We may face the following risks in connection with these events:

- Economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business.
- Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.
- The processes we use to estimate allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.
- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.
- We expect to face increased regulation of our industry, and compliance with such regulation may increase our costs, limit our ability to pursue business opportunities, and increase compliance challenges.

As the above conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition and results of operations.

We are subject to extensive regulation which could adversely affect our business and recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

Our operations are subject to extensive regulation and supervision by federal and state governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Banking regulations governing our operations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Also, failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. These laws, rules and regulations, or any other laws, rules or regulations, that may be adopted in the future, could make compliance more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Bank and otherwise adversely affect our business, financial condition or prospects.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law. EESA authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or "TARP." The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion towards the TARP Capital Purchase Program. Under that program, Treasury is purchasing equity securities from participating institutions.

In February, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted containing additional provisions designed to support the national economy and aid in economic recovery. The provisions of EESA and ARRA are in addition to numerous other actions by the Federal Reserve, Treasury, the FDIC, the SEC and others to address the current decline in the national economy and liquidity and credit crisis that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

The purpose of EESA, ARRA and other recent legislative and regulatory actions is to support the national economy, stabilize the U.S. banking system, and aid in economic recovery. However, there is no assurance that EESA, ARRA and the other regulatory initiatives described above will be fully effective or have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

The capital and credit markets have experienced volatility and disruption for more than two years. As the volatility and disruption has continued, the markets have produced downward pressure on stock prices and credit availability for many issuers without regard to their underlying financial strength. This has been particularly the case with respect to financial institutions, and the market prices of the stock of financial services companies in general, including ours, are at their lowest levels in recent history. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a degree of risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or a business activity being financed;
- in the case of a collateralized loan, changes in and uncertainties regarding future values of collateral;

- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We use underwriting procedures and criteria that we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control.

Like all financial institutions, we maintain an allowance for loan losses to provide for probable losses. However, we cannot be certain that our allowance for loan losses will be adequate to cover actual loan losses we incur, and future provisions for loan losses could materially and adversely affect our operating results. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Our allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, changes in the size and composition of the loan portfolio, and industry information. Also included in management's estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal and North Carolina regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe that our allowance for loan losses is adequate to provide for probable losses, there are no assurances that future increases in the allowance for loan losses will not be needed or that regulators will not require us to increase its allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

We have experienced increases in the levels of non-performing assets and loan charge-offs in recent periods. For additional information regarding loss experience, our allowance for loan losses and problem assets, see ***Table II. Summary of Loss Experience, Table III. Allocation of Allowance for Loan Losses and Table IV. Problem Assets*** in ***Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations***. Additional increases in our non-performing assets or loan charge-offs may require it to increase its allowance for loan losses, which would have an adverse effect upon our future results of operations.

A large percentage of our loans are secured by real estate. Adverse conditions in the real estate market in our banking markets might adversely affect on our loan portfolio.

While we do not have a sub-prime lending program, a relatively large percentage of our loans are secured by real estate. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and the level of our real estate loans reflects, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, adverse conditions in the real estate market and the economy in general have decreased real estate values in our banking markets. If the value of our collateral for a loan falls below the outstanding balance of that loan, our ability to collect the balance of the loan by selling the underlying real estate in the event of a default will be diminished, and we would be more likely to suffer a loss on the loan. An increase in our loan losses could have a material adverse effect on our operating results and financial condition.

The FDIC recently adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate ("CRE"). At December 31, 2009, our loan portfolio was less than the two thresholds established by the FDIC for CRE concentrations and for additional regulatory scrutiny. Indications from regulators are that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but, rather, that additional reporting and analysis will be required to document management's evaluation of the potential additional risks of such concentrations and the impact of any mitigating factors. However, it is possible that regulatory constraints associated with these rules could adversely affect our ability to grow loan assets and thereby limit our overall growth. These rules also could increase the costs of monitoring and managing this component of our loan portfolio. Either of these eventualities could have an adverse impact on our operating results and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms which are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has historically exceeded the rate at which we have been able to build core deposits, so we have relied heavily on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our interest margin and operating results.

We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. In addition, in the future we may need to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, a number of financial institutions recently have sought to raise considerable amounts of capital in response to deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. On December 31, 2009, our three capital ratios were above "well capitalized" levels under bank regulatory guidelines. However, as described in Note 10 to our audited financial statements included in Item 8 of this Report, our and the Bank's Boards of Directors have entered into informal agreements with our respective banking regulators which, among other things, require that the Bank maintain capital levels in excess of the normal statutory minimums, including a Leverage Capital Ratio of not less than 7.5%, and other ratios at least at "well capitalized" levels. If those agreed-upon minimums are not met at the end of any quarter, the Bank's Board of Directors is required to submit a plan to its banking regulators within 30 days detailing how such minimums are to be met. At December 31, 2009, the Bank's Leverage Capital Ratio was 7.38%, slightly below the minimum. The Tier 1 Leverage Capital Ratio is calculated based on the fourth quarter average of total assets, so the full effect of our strategy to reduce the size of the Bank's balance sheet was not recognized for this purpose at year-end. If period-end assets had been used to calculate the Bank's Tier 1 Leverage Ratio at December 31, 2009 rather than fourth quarter average, the ratio would have been 7.76%, higher than the level agreed to and above the ratio at which institutions are normally considered well-capitalized. Based on average assets through March 29, 2010, we are confident that the Tier 1 Leverage Ratio will remain above 7.50% for the first quarter of 2010. Future growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. Also, future unexpected losses, whether resulting from loan losses or other causes, would reduce our capital.

Should we need, or be required by regulatory authorities, to raise additional capital in the future to support our operations and growth, or if we seek to raise additional capital in order to redeem the preferred stock we have sold to the U.S. Treasury under the TARP Capital Purchase Program, we may seek to do so through the issuance of, among other things, our common stock or preferred stock. However, our ability to raise that additional capital will depend on conditions at that time in the capital markets, economic conditions, our financial performance and condition, and other factors, many of which are outside our control. There is no assurance that, if needed, we will be able to raise additional capital on terms favorable to us or at all. Our inability to raise additional capital, if needed, on terms acceptable to us, may have a material adverse effect on our ability to expand our operations, and on our financial condition, results of operations and future prospects.

If we are unable to redeem the preferred stock we sold to the U.S. Treasury under the TARP Capital Purchase Program after five years, the cost of this capital to us will increase substantially.

The dividend rate on the preferred stock we sold under the TARP Capital Purchase Program will increase from 5.0% per annum to 9.0% per annum after five years. Depending on our financial condition at the time, this increase in the annual dividend rate could have a material negative effect on our liquidity and on our net income available to holders of our common stock.

Higher FDIC deposit insurance premiums and assessments could adversely affect the Company's financial condition.

The Bank's FDIC insurance premiums increased substantially in 2009, and the Company expects to pay significantly higher premiums in the future. A large number of depository institution failures have significantly depleted the DIF and reduced the ratio of reserves to insured deposits. In order to restore the DIF to its statutorily mandated minimum of 1.15% over a period of several years, the FDIC increased deposit insurance premium rates at the beginning of 2009 and imposed a special assessment on June 30, 2009. The FDIC may impose additional special assessments in the future.

Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.

Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. In other words, to be profitable, we have to earn more interest on our loans and investments than we pay on our deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity "gap") between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, nor do specific asset and liability groups reprice at the same time or in the same magnitude as general changes in interest rates. Therefore, we cannot assure you we will be able to manage net interest income in a manner that will allow us to become or remain profitable.

On December 31, 2009, we had a negative one-year cumulative interest sensitivity gap, which means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets.

Our business depends on the condition of the local and regional economies where we operate.

We currently have offices only in one region of North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. If our local communities are adversely affected by current conditions in the national economy or by other specific events or trends, there could be a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies.

New or changes in existing tax, accounting, and regulatory rules and interpretations could have an adverse effect on our strategic initiatives, results of operations, cash flows, and financial condition.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a financial company's shareholders. These regulations may sometimes impose significant limitations on our operations, and our compliance with regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices.

The significant federal and state banking regulations that affect us are described under ***Item 1. Business—Supervision and Regulation***. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. The laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. As a result of recent turmoil in the financial services industry, it is likely that there will be an increase in the regulation of all financial institutions. We cannot predict the effects of future changes on our business and profitability.

Significant legal actions could subject us to substantial liabilities.

We are from time to time subject to claims related to our operations. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

Among the laws that apply to us, the USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Several banking institutions have recently received large fines for non-compliance with these laws and regulations. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

Our future growth and success will depend on, among other things, our ability to compete effectively with other financial services providers in our banking markets. To date, we have grown our business by focusing on our lines of business and emphasizing the high level of service and responsiveness desired by our customers. However, commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets and name recognition, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. Also, larger competitors may be able to price loans and deposits more aggressively than we do. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

We rely on dividends from the Bank for substantially all of our revenue.

We receive substantially all of our revenue as dividends from the Bank. As described under the caption ***Item 1. Business—Supervision and Regulation***, federal and state regulations limit the amount of dividends that the Bank may pay to us, and our and the Bank's Boards of Directors have entered into informal agreements with our respective banking regulators which require that we and the Bank obtain the consent of our regulators before we may pay any cash dividends. If the Bank becomes unable to pay dividends to us, then we may not be able to service our debt, pay our other obligations or pay dividends on our common stock and on the preferred stock we sold to the U.S. Treasury under the TARP Capital Purchase Program. Accordingly, our inability to receive dividends from the Bank could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

We depend on the services of our current management team.

Our operating results and ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We currently have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in key personnel and their responsibilities may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how or at what prices our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this "Risk Factors" section:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- changes in financial estimates and recommendations by financial analysts;
- actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
- fluctuations in the stock price and operating results of our competitors;
- regulatory developments; and
- developments related to the financial services industry.

The market value of and trading in our common stock also is affected by conditions (including price and trading fluctuations) affecting the financial markets in general, and in the market for the stocks of financial services companies in particular. These conditions may result in volatility in the market prices of stocks generally and, in turn, our common stock. Also, market conditions may result in sales of substantial amounts of our common stock in the market. In each case, market conditions could affect the market price of our stock in a way that is unrelated or disproportionate to changes in our operating performance.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is listed on the NASDAQ Global Market, but it has a relatively low average daily trading volume relative to many other stocks. Thinly traded stock can be more volatile than stock trading in an active public market, which can lead to significant price swings even when a relatively small number of shares are being traded and limit an investor's ability to quickly sell blocks of stock. We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock.

Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our shareholders.

Our current directors and executive officers, as a group, beneficially own a significant percentage of our outstanding common stock. Because of their voting rights, in matters put to a vote of our shareholders it could be difficult for any group of our other shareholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

We participate in the TARP Capital Purchase Program and there are restrictions on our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement entered into with the U.S. Treasury generally provides that, for a period of three years, we may not, without the consent of Treasury:

- increase the cash dividend on our common stock; or
- subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the preferred stock we sell to Treasury) or trust preferred securities.

In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the preferred stock we sold to the U.S. Treasury. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. We did not declare any dividends on our common stock in 2009 and we are not required to do so. Our Board of Directors likely will not restore our common stock dividend in the foreseeable future.

The preferred stock we sold to the U.S. Treasury affects net income available to our common shareholders and our earnings per common share, and the warrant we issued to Treasury is dilutive to holders of our common stock.

The dividends we pay on the preferred stock sold to the U.S. Treasury reduces the net income available to our common shareholders and our earnings per common share. The preferred stock also would receive preferential treatment in the event of liquidation, dissolution or winding up of our company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale of preferred stock is exercised. Although Treasury has agreed not to vote any of the shares of our common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant would not be bound by that restriction.

Item 1B. Unresolved Staff Comments.

Not applicable

Item 2. Properties.

We own the facilities housing six of our banking offices, and we lease the facilities housing our remaining four offices. In addition, we own an operations center which houses the deposit operations, information technology and loan administration departments of the Bank. Each of our banking offices is in good condition and fully equipped for our purposes. On December 31, 2009, our investment in premises and equipment (cost less accumulated depreciation) was approximately $14.0 million.

Item 3. Legal Proceedings.

From time to time we may become involved in legal proceedings occurring in the ordinary course of our business. We believe there currently are no pending or threatened proceedings that are likely to result in a material adverse change in our financial condition or operations, subject to the uncertainties inherent in any litigation.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market for Registrant's Common Stock; Dividends. Our common stock is listed for trading on The Nasdaq Global Market under the trading symbol "BCAR". The following table lists high and low published prices of our common stock, and cash dividends declared on our common stock, for each calendar quarter during 2008 and 2009.

Quarter	Sales Price Range		Cash Dividends Declared
	High	Low	
2009 Fourth	$ 8.70	$3.00	$ —
Third	5.00	3.25	—
Second	5.85	4.01	—
First	5.95	3.17	—
2008 Fourth	6.51	3.35	0.05
Third	8.39	5.50	0.05
Second	9.52	6.02	0.05
First	11.00	9.00	0.05

On December 31, 2009, there were approximately 1,947 total beneficial holders of our common stock, including 1,083 shareholders of record and approximately 864 holders whose shares were in street name.

Under North Carolina law, subject to certain restrictions, we are authorized to pay dividends as declared by our Board of Directors. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders and pay our own obligations is dividends we received from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. Information regarding restrictions on our and the Bank's ability to pay dividends is contained in Item 1 of this Report under the caption "Payment of Dividends."

In the future, any declaration and payment of cash dividends will be subject to the Board of Directors' evaluation of our operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. Also, the payment of cash dividends in the future will be subject to ongoing review by our banking regulators and to certain other legal and regulatory limitations including the requirement that our capital be maintained at certain minimum levels. In that regard, our and the Bank's Boards of Directors have entered into informal agreements with our respective bank regulators (described in Note 10 to our audited financial statements included in Item 8 of this Report) which require that we and the Bank obtain the consent of our regulators before we may pay any cash dividends.

Our sale of Series A Preferred Stock to the U.S. Treasury during April 2009 under the TARP Capital Purchase Program resulted in additional restrictions on our ability to pay dividends on our common stock and to repurchase shares of our common stock. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, during the first three years following our sale of the Series A Preferred Stock, we are required to obtain the consent of the U.S. Treasury in order to increase the dividend per share paid on our common stock from the last quarterly cash dividend per share declared prior to our sale of the Series A Preferred Stock, or to purchase outstanding shares of our common stock, unless the Series A Preferred Stock has been redeemed in full or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties.

There is no assurance that, in the future, we will have funds available to pay cash dividends, or, even if funds are available, that we will pay or the Bank will be permitted to pay dividends in any particular amount or at any particular times, or that we will pay dividends at all.

	As of and for the years ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data and financial ratios)				
Summary of Operations					
Net interest income	$ 14,666	$ 12,691	$ 14,605	$ 14,663	$ 12,151
Provision for loan losses	5,547	6,291	1,470	1,157	1,120
Noninterest income	3,297	2,434	1,935	3,374	1,341
Noninterest expense	17,514	15,092	12,398	11,512	8,832
Income before income tax provision	(5,098)	(6,258)	2,672	5,368	3,540
Income tax provision	(1,968)	(2,634)	714	1,894	1,207
Net income (loss)	(3,130)	(3,624)	1,958	3,474	2,333
Preferred dividends and accretion	(637)	—	—	—	—
Net income (loss) available to common shareholders	$ (3,767)	$ (3,624)	$ 1,958	$ 3,474	$ 2,333
Selected year-end assets and liabilities					
Assets	$610,387	$562,007	$505,998	$454,578	$390,187
Loans	391,265	405,402	395,052	354,555	299,927
Allowance for loan losses	8,167	6,308	4,245	3,732	3,315
Deposits	493,917	444,540	421,928	382,721	326,640
Borrowed funds	69,537	79,412	41,657	31,000	27,400
Preferred Shareholders' Equity	13,179	—	—	—	—
Total Shareholders' equity	$ 44,992	$ 36,591	$ 40,240	$ 37,714	$ 34,651
Ratios					
Return (loss) on average total assets	(0.50)%	(0.68)%	0.42%	0.84%	0.69%
Return (loss) on average common equity	(10.57)	(9.59)	5.10	9.57	6.86
Dividend Payout	n/a	n/a	39.22	21.98	27.87
Average equity to average assets	7.20	7.32	8.39	8.73	10.01
Per common share					
Earnings (loss)					
Basic	$ (0.97)	$ (0.92)	$ 0.51	$ 0.91	$ 0.61
Diluted	(0.97)	(0.92)	0.50	0.88	0.59
Cash dividends declared	n/a	0.20	0.20	0.20	0.17
Tangible Book Value	$ 8.16	$ 9.40	$ 10.11	$ 9.70	$ 8.90

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following presents management's discussion and analysis of our financial condition and results of operations. The discussion is intended to assist in understanding our consolidated financial condition and results of operations, and it should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. All share and per share data have been adjusted to give retroactive effect to stock splits and stock dividends.

Bank of the Carolinas Corporation (the Company) is a North Carolina-chartered bank holding company that was incorporated on May 30, 2006, for the sole purpose of serving as the parent bank holding company for the Bank. The Bank is an insured, North Carolina-chartered bank that began operations on December 7, 1998.

Because the Company has no operations and conducts no business on its own other than owning Bank of the Carolinas (the "Bank"), the discussion contained in these footnotes concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiary are collectively referred to herein as the Company unless otherwise noted.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to our audited financial statements for the years ended December 31, 2009, 2008 and 2007 contain a summary of our significant accounting policies. We believe our policies with respect to methodology for the determination of our allowance for loan losses, and our asset impairment judgments, such as the recoverability of other real estate values, involve a higher degree of complexity and require us to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, we consider the policies related to those areas critical.

The allowance for loan losses represents our best estimate of probable losses that are inherent in the loan portfolio at the balance sheet date. The allowance is based on generally accepted accounting principles, which require that losses be accrued when they are probable of occurring and estimatable and require that losses be accrued based on the differences between the value of collateral, the present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses is created by direct charges to income. Losses on loans are charged against the allowance in the period in which those loans, in our opinion, become uncollectible. Recoveries during the period are credited to the allowance. The factors that influence our judgment in determining the amount charged against operating income include analyzing historical loan and lease losses, current trends in delinquencies and charge-offs, current assessment of problem loan administration, the results of regulatory examinations, and changes in the size, composition and risk assessment of the loan and lease portfolio. Also included in our estimates for loan losses are considerations with respect to the impact of current economic events, the outcomes of which are uncertain. These events may include, but are not limited to, fluctuations in overall interest rates, political conditions, legislation that may directly or indirectly affect the banking industry and economic conditions affecting specific geographical areas and industries in which we conduct business.

The factors that are enumerated above form the basis for a model which we utilize in calculating the appropriate level of our allowance for loan losses at the balance sheet date. This model has three main components. First, losses are estimated on loans we have individually identified and determined to be "impaired". A loan is considered to be impaired when, based on current information and events, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The loss allowance applicable to impaired loans is the difference, if any, between the loan balances outstanding and the value of the impaired loans as determined by either 1) an estimate of the cash flows that we expect to receive from those borrowers discounted at the loan's effective rate, or 2) in the case of collateral-dependent loans, the fair value of the collateral securing those loans.

Second, for all other loans, we divide the loan portfolio into groups or pools based on similarity of risk characteristics. Historical loss rates, which are weighted toward current experience, are then applied to determine an appropriate allowance for each pool or group.

Finally, an adjustment is applied, if appropriate, to give effect to qualitative or environmental factors that could cause estimated credit losses within the existing loan portfolio to differ from the historical loss experience.

We review our allowance on a quarterly basis and believe that it is adequate to cover inherent loan losses on the loans outstanding as of each reporting date. However, the appropriateness of the allowance using our procedures and methods is dependent upon the accuracy of various judgments and assumptions about economic conditions and other factors affecting loans. No assurance can be given that we will not, in any particular period, sustain loan losses that are significantly different from the amounts reserved for those loans, or that subsequent evaluations of the loan portfolio and our allowance, in light of conditions and factors then prevailing, will not require material changes in the allowance for loan losses or future charges to earnings. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review our allowance. Those agencies may require that we make additions to the allowance based on their judgments about information available to them at the time of their examinations.

Accounting for intangible assets is as prescribed by generally accepted accounting principles. We account for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized, while intangible assets with an indefinite useful life are not amortized. Goodwill is not amortized, but is subject to fair value impairment tests on at least an annual basis. If based upon our evaluation impairment has occurred, the impairment charge is recognized at that time. During the 2008 evaluation of our goodwill, the determination was made that our goodwill was impaired and the entire remaining balance of $591,000 was charged off our balance sheet.

OVERVIEW

The past two years have been difficult ones for the financial services industry in general. Bank failures have been numerous, particularly among community banks in some southeastern states, primarily brought about by the severe downturn in real estate markets. Our operating results over the past two years have been adversely affected by the weakness in the economy in general and real estate in particular. Our net loss available to common shareholders was $3.8 million for 2009 and $3.6 million for 2008. The losses in both years were driven by substantial increases in loan loss provisions due to deterioration in our loan portfolio, significant losses and net operating expenses associated with foreclosed real estate, as well as, lost interest revenue caused by elevated levels of nonperforming assets.

In addition to the effect on our operating results noted above, the economic environment of the past two years led to a decline of $14.1 million in our loan portfolio during 2009. Given the prominence of real estate loans in our lending activities, it has been and continues to be a challenge to generate quality credit in sufficient volume to outpace payments.

We strive to serve the financial needs of small to medium-sized businesses and individuals in our market area, offering an array of financial products emphasizing superior customer service.

Real estate secured loans, including construction loans and loans secured by existing commercial and residential properties, made up almost 80% of our loan portfolio at December 31, 2009, with the remainder of our loans consisting of commercial and industrial loans and loans to individuals. We also offer certain loan products through associations with various mortgage lending companies. Through these associations, we originate 1-4 family residential mortgages, at both fixed and variable rates. We earn fees for originating these loans and transferring the loan package to the mortgage lending companies.

The deposit services we offer include small business and personal checking accounts, savings accounts, money market checking accounts and certificates of deposit. The Company concentrates on providing customer service to build its customer deposit base and competes aggressively in the area of transaction accounts.

Additional funding includes certificates of deposit acquired through deposit brokers, advances from the Federal Home Loan Bank, term repurchase agreements from two money center financial institutions and federal funds lines of credit from correspondent banks.

Over 80% of our revenue (net interest income plus noninterest income) was comprised of net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. Therefore, the levels of interest rates and our ability to effectively manage the effect that changes in interest rates have on net interest income can have a significant impact on revenue and results of operations. Results of operations may also be materially affected by our provision for loan losses, which has been much higher during the past two years than our long-term trend. Service charges and fee income generated from customer services represented less than 10% of revenue in each of the past two years and represents an area of potential revenue growth. Noninterest expense is the third major driver of operating results along with net interest income and the provision for loan losses. Total noninterest expenses absorbed over 95% of our revenue in each of the past two years. Noninterest expenses include compensation and employee benefits, occupancy and equipment expenses, FDIC insurance premiums, expenses related to foreclosed real estate, professional services, expenditures for data processing services and various other costs of doing business.

FINANCIAL CONDITION AT DECEMBER 31, 2009 AND DECEMBER 31, 2008

Total assets at December 31, 2009, increased by $48.4 million or 8.6% to $610.4 million compared to $562.0 million at December 31, 2008. We had earning assets of $565.1 million at December 31, 2009 consisting of $391.3 million in loans, $140.0 million in investment securities and $33.8 million in temporary investments. Stockholders' equity was $45.0 million at December 31, 2009 compared to $36.6 million at December 31, 2008.

Loans. Total loans declined by $14.1 million or 3.5% during the twelve months of 2009, from $405.4 million on December 31, 2008 to $391.3 million at December 31, 2009. On December 31, 2009, real estate loans made up 79.5% of total loans while commercial non-real estate loans comprised another 19.4% of the portfolio. Total loans represented 64.1% and 72.1% of our total assets on December 31, 2009 and 2008, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, our loan portfolio yielded 5.9% for the year ending December 31, 2009 as compared to an average yield of 6.5% during 2008.

We intend to continue to pursue growth of high quality loans to the extent permitted by our capital.

The following table contains selected data relating to the composition of our loan portfolio by type of loan on the dates indicated.

TABLE I.
ANALYSIS OF LOAN PORTFOLIO

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)									
Real estate loans:										
Residential 1-4 family	$ 76,767	19.62%	$ 68,876	16.99%	$ 63,023	15.95%	$ 63,221	17.83%	$ 60,817	20.28%
Commercial real estate	161,904	41.38	154,463	38.10	119,473	30.24	108,907	30.72	95,301	31.77
Construction and development	41,580	10.63	60,476	14.92	59,522	15.07	59,693	16.84	36,806	12.27
Home equity	30,775	7.87	29,656	7.32	26,575	6.73	21,640	6.10	24,942	8.32
Total real estate loans	311,026	79.50	313,471	77.33	268,593	67.99	253,461	71.49	217,866	72.64
Commercial business loans	75,762	19.36	84,282	20.79	116,105	29.39	92,479	26.08	72,798	24.27
Consumer loans:										
Installment	3,303	0.84	5,989	1.48	6,933	1.75	6,614	1.87	5,088	1.70
Other	1,174	0.30	1,660	0.40	3,421	0.87	2,001	0.56	4,175	1.39
Total loans	391,265	100.00%	405,402	100.00%	395,052	100.00%	354,555	100.00%	299,927	100.00%
Allowance for loan losses	(8,167)		(6,308)		(4,245)		(3,732)		(3,315)	
Total loans, net	$383,098		$399,094		$390,807		$350,823		$296,612	

The following table reflects the scheduled maturities of commercial real estate loans, construction and development loans, and commercial business loans (dollars in thousands):

	December 31, 2009			
	1 year or less	After 1 year but within 5 years	After 5 years	Total
Commercial real estate loans	$ 44,791	$100,918	$16,195	$161,904
Constructions and development loans	22,252	18,464	864	41,580
Commercial business loans	46,494	27,375	1,893	75,762
Total	$113,537	$146,757	$18,952	$279,246

The following table reflects the scheduled maturities of all fixed and variable interest rate loans (dollars in thousands):

	December 31, 2009			
	1 year or less	After 1 year but within 5 years	After 5 years	Total
Loans with fixed interest rates	$ 51,592	$147,190	$32,335	$231,117
Loans with variable interest rates	83,585	42,261	34,302	160,148
Total	$135,177	$189,451	$66,637	$391,265

Allowance for Loan Losses. On December 31, 2009, our allowance totaled approximately $8.2 million and amounted to 2.09% of total loans and 88.5% of our nonperforming loans. This compares to an allowance of $6.3 million, or 1.56% of loans and 93.9% of nonperforming loans at December 31, 2008 and $4.2 million, or 1.07% of loans and 58.9% of nonperforming loans as of December 31, 2007.

The following table contains an analysis of our allowance for loan losses for the time periods indicated.

Table II.
SUMMARY OF LOAN LOSS EXPERIENCE

	Year ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Balance at beginning of period	$ 6,308	$ 4,245	$ 3,732	$3,315	$2,500
Provision for loan losses	5,547	6,291	1,470	1,157	1,120
Charge-offs:					
Residential mortgage	(256)	(645)	(108)	(358)	(99)
Commercial real estate	(141)	(300)	(738)	(58)	(48)
Construction and development	(1,381)	(640)	(49)	—	—
Commercial business	(1,912)	(2,919)	(1)	(210)	(15)
Installment	(218)	(169)	(143)	(132)	(155)
Total charge-offs	(3,908)	(4,673)	(1,039)	(758)	(317)
Recoveries:					
Residential mortgage	4	45	2	—	—
Commercial real estate	50	192	1	4	—
Construction and development	9	50	—	—	—
Commercial business	128	124	2	—	—
Installment	29	34	77	14	12
Total recoveries	220	445	82	18	12
Net charge-offs	(3,688)	(4,228)	(957)	(740)	(305)
Balance at end of period	$ 8,167	$ 6,308	$ 4,245	$3,732	$3,315
Ratio of net charge-offs during period to average loans outstanding	0.92%	1.04%	0.26%	0.23%	0.11%
Ratio of allowance for loan losses to non-performing loans	88.5%	93.9%	58.9%	80.1%	164.4%
Ratio of allowances for loan losses to total loans	2.09%	1.56%	1.07%	1.05%	1.11%

During 2009, we incurred net loan charge-offs of $3.7 million, compared to $4.2 million in 2008 and $957,000 in 2007. These levels of net charge-offs produced net loss ratios of .92% for 2009, 1.04% for 2008, and .26% for 2007. The loss ratios for 2009 and 2008 were substantially higher that our longer-term trend which contributed to increased loan loss provisions in both years. The deterioration in our loan portfolio, as evidenced by rising loss ratios and nonperforming loans, resulted in the increases in our allowance for loan losses in both 2009 and 2008.

An analysis of the allowance for loan losses for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 is contained in the following table:

Table III.
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)									
Real estate loans:										
Residential, 1-4 family	$ 721	8.83%	$1,072	16.99%	$ 659	15.52%	$ 657	17.62%	$ 639	19.28%
Commercial real estate	4,072	49.86	2,403	38.09	1,249	29.41	1,133	30.34	1,002	30.23
Construction and development	1,007	12.33	941	14.92	747	17.60	669	17.93	549	16.55
Home equity	93	1.14	462	7.32	278	6.54	225	6.03	262	7.91
Total real estate loans	5,893	72.16	4,878	77.32	2,933	69.07	2,684	71.92	2,452	73.97
Commercial business loans	2,165	26.51	1,311	20.78	1,213	28.59	962	25.77	765	23.08
Consumer loans:										
Installment	104	1.27	93	1.47	72	1.71	69	1.84	53	1.61
Other	5	0.06	26	0.43	27	0.63	17	0.47	45	1.34
Total Loans	$8,167	100.00%	$6,308	100.00%	$4,245	100.00%	$3,732	100.00%	$3,315	100.00%

The allowance has been allocated on an approximate basis. The entire amount of the allowance is available to absorb losses occuring in any category. The allocation is not necessarily indicative of future losses.

Asset Quality. Credit risks are inherent in making loans. We assess these risks and attempt to manage them effectively by adhering to internal credit underwriting policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies. A loan is placed in non-accrual status when, in our judgment, the collection of interest appears doubtful. Nonperforming assets are defined as nonaccrual loans, loans contractually past due for more than 90 days but still accruing interest, and foreclosed or idled properties. At December 31, 2009, the Company's non-performing assets totaled $17.4 million, or 4.37% of loan-related assets, compared to $12.3 million, or 3.00% of loan-related assets at December 31, 2008.

On December 31, 2009, we had no loans that were delinquent over 90 days and still accruing interest, and $9.2 million that were in non-accrual status. Interest accrued, but not recognized as income on non-accrual loans, was approximately $254,000 during 2009.

Other real estate owned at December 31, 2009, amounted to $8.2 million compared to $5.6 million as of December 31, 2008. Other real estate is carried at the lower of cost or estimated net realizable value.

The following table summarizes information regarding our nonperforming assets on December 31, 2009, 2008, 2007, 2006, and 2005.

Table IV.
NONPERFORMING ASSETS

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Loans accounted for on a nonaccrual basis:					
Real estate loans:					
Mortgage	$ 2,971	$ 195	$ —	$ 102	$1,150
Commercial	1,606	5,466	300	2,596	474
Construction and development	1,488	285	—	—	—
Total real estate loans	6,065	5,946	300	2,698	1,624
Commercial business customers	3,151	771	248	82	65
Installment	8	—	—	—	—
Total nonaccrual loans	9,224	6,717	548	2,780	1,689
Accruing loans which are contractually past due 90 days or more	—	—	6,661	1,882	328
Total nonperforming loans	9,224	6,717	7,209	4,662	2,017
Other real estate owned	8,233	5,622	2,528	1,000	2,182
Total nonperforming assets	$17,457	$12,339	$9,737	$5,662	$4,199
Total nonperforming loans as a percentage of loans	2.36%	1.66%	1.82%	1.31%	0.67%
Total nonperforming assets as a percentage of loans and other real estate owned	4.37%	3.00%	2.45%	1.59%	1.39%
Total nonperforming assets as a percentage of total assets	2.86%	2.20%	1.92%	1.25%	1.08%

Investment Securities. Our investment securities totaled $140.0 million at December 31, 2009, and $113.1 million at December 31, 2008. Our investment portfolio includes U.S. Government Agency bonds, mortgage backed securities, state and municipals and corporate subordinated debt of other financial institutions, all of which are classified as held to maturity or available-for-sale. Held to maturity securities are carried at amortized cost value and available for sale securities are carried at fair value.

We use our investment portfolio to employ liquid funds and as a tool in the management of interest rate risk, while at the same time providing interest income. Practically all of our securities are classified as available for sale and, as such, may be sold from time to time to increase liquidity or re-balance the interest rate sensitivity profile of our balance sheet. However, we do have the available liquidity to hold our securities to maturity should we have the need to. In fact, we have classified some of our more illiquid securities as held to maturity because we fully intend to hold them until their maturity date. All securities classified as held to maturity were purchased in 2008 and consist of subordinated debt and trust preferred securities issued or guaranteed by other financial institutions. In December 2009, we recorded an impairment charge of $498,000 on a $1 million investment in a trust preferred security as a result of the guarantor exercising its right to defer interest payments to the issuing trust. In addition to the impairment charge, we have discontinued recognizing interest income on this investment until such time as the guarantor resumes interest payments to the trust.

The following table summarizes the carrying value of our investment securities on the dates indicated.

Table V.
INVESTMENT SECURITIES

	December 31,		
	2009	2008	2007
	(dollars in thousands)		
U.S. Government agency bonds	$ 98,312	$ 32,479	$42,083
State and municipal bonds	6,105	11,335	8,883
Mortgage-backed securities	29,833	61,889	7,662
Corporate securities	5,754	7,436	2,089
Total	$140,004	$113,139	$60,717

The following tables summarize information regarding the scheduled maturities, amortized cost, and weighted average yields on a tax equivalent basis for our investment securities portfolio on December 31, 2009 and 2008.

Table VI.
INVESTMENT SECURITIES

At December 31, 2009:

	1 year or less		Over 1 to 5 years		Over 5 to 10 years		Over 10 years		Total Securities	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(dollars in thousands)									
U.S. Government agency bonds	$26,997	1.56%	$55,391	2.30%	$13,179	3.34%	$ 3,050	4.35%	$ 98,617	2.30%
State and municipal bonds	1,053	4.31	4,233	5.15	554	4.81	—	—	5,840	4.97
Mortgage-backed securities	133	2.51	525	3.72	3,587	3.99	25,002	4.25	29,247	4.20
Corporate securities	997	8.23	2,392	8.21	1,000	3.75	1,463	7.04	5,852	7.16
Total investment securities	$29,180	1.89%	$62,541	2.73%	$18,320	3.53%	$29,515	4.40%	$139,556	3.01%

At December 31, 2008:

	1 year or less		Over 1 to 5 years		Over 5 to 10 years		Over 10 years		Total Securities	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(dollars in thousands)									
U.S. Government agency bonds	$ —	—%	$23,985	5.05%	$ 7,559	5.82%	$ —	—%	$ 31,544	5.13%
State and municipal bonds	661	4.61	6,466	5.15	1,898	4.89	2,092	6.44	11,117	5.32
Mortgage-backed securities	—	—	1,108	3.90	2,176	4.79	57,531	5.52	60,815	5.46
Corporate securities	—	—	3,460	8.35	1,000	7.26	2,998	7.73	7,458	8.00
Total investment securities	$661	4.61%	$35,019	5.35%	$12,633	5.62%	$62,621	5.66%	$110,934	5.52%

Deposits. Our deposit service offerings include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and money market checking accounts. On December 31, 2009, total deposits were $493.9 million compared with $444.5 million on December 31, 2008, an increase of $49.4 million or 11.1%. This change was primarily the function of growth of $14.5 million in our money market deposits during 2009 as well as an increase of $38.7 million in brokered deposits.

The growth in money market deposits began in July 2008 when we offered a special money market rate that was guaranteed through June 30, 2009. Between June 30, 2008 and June 30, 2009, which approximates the time period of the rate guarantee, our money market deposits grew by $236 million. During this same time period we had a decrease of $118 million in savings and other customer time deposits. This leads us to conclude that approximately $118 million of the increase in money market deposits during the special promotion represented new deposits. Since the rate promotion expired we began to reduce the rates paid on money market deposits to levels more in-line with the markets we serve and at December 31, 2009 money market deposits totaled $224.5 million. The year-end 2009 combined balances in savings deposits, money market deposits and customer time deposits increased $66 million, or 23%, over the levels of June 30, 2008, shortly before the special promotion began.

Brokered deposits have increased from $32.3 million at December 31, 2008 to $71.0 million at December 31, 2009, an increase of $38.7 million. On December 31, 2009, approximately 14.4% our total deposits were made up of brokered deposits as compared to 7.3% at December 31, 2008 and 23.0% as of December 31, 2007. On December 31, 2009, total time deposits issued in denominations of $100,000 or more made up approximately 23.5% of our total deposits as compared to 17.4% as of December 31, 2008 and 41.3% at December 31, 2007.

Retail deposits gathered through our branch network continue to be our principal source of funding. It is our intent to focus our efforts and marketing resources on the growth of our deposit base as we believe this to be the most effective long term strategy for profitable growth.

The following table summarizes our average deposits for the years ended December 31, 2009, 2008, and 2007.

Table VII.
DEPOSIT MIX

	For the Years ended December 31,					
	2009		2008		2007	
	Average Balance	Average Cost	Average Balance	Average Cost	Average Balance	Average Cost
	(dollars in thousands)					
Interest-bearing deposits:						
Interest-checking deposits	$ 32,172	1.13%	$ 25,801	1.11%	$ 27,385	1.43%
Money market and savings deposits	266,108	2.62	113,220	3.26	51,410	3.64
Time deposits	169,825	2.67	267,649	4.35	292,437	5.13
Total interest-bearing deposits	468,105	2.54	406,670	3.84	371,232	4.65
Noninterest-bearing demand deposits	33,609		31,855		28,980	
Total deposits	$501,714	2.37%	$438,525	3.56%	$400,212	4.31%

The following table contains an analysis of our time deposits of $100,000 or more December 31, 2009, 2008, and 2007.

	At December 31,		
	2009	2008	2007
	(dollars in thousands)		
Remaining maturity of three months or less	$ 28,663	$34,604	$ 62,478
Remaining maturity of over three to twelve months	37,640	38,356	105,639
Remaining maturity of over twelve months	49,609	4,453	6,065
Total time deposits of $100,000 or more	$115,912	$77,413	$174,182

Borrowed Funds. The following table summarizes our borrowings at December 31, 2009, 2008 and 2007.

Table VIII.
BORROWED FUNDS

	At December 31,					
	2009		2008		2007	
	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
	(dollars in thousands)					
Federal funds purchased and securities sold under overnight repurchase agreements	$ 1,682	0.53%	$ 1,557	2.07%	$ 7,657	3.02%
Securities sold under term repurchase agreements	45,000	4.38	45,000	4.38	—	—
Federal Home Loan Bank advances	15,000	3.15	25,000	3.80	34,000	4.65
Trust preferred securities	5,155	3.16	5,155	4.91	—	—
Subordinated debt	2,700	4.00	2,700	4.00	—	—
Total borrowed funds	$69,537	3.92%	$79,412	4.17%	$41,657	4.35%

The following table presents our average balances as well as the average cost associated with those balances for the specified periods.

	For the years ended December 31,					
	2009		2008		2007	
	Average Balance	Average Cost	Average Balance	Average Cost	Average Balance	Average Cost
			(dollars in thousands)			
Federal funds purchased and securities sold under overnight repurchase agreements	$ 1,790	0.67%	$ 2,672	2.10%	$ 1,330	4.89%
Securities sold under term repurchase agreements	45,000	4.40	19,413	4.39	—	—
Federal Home Loan Bank advances	21,433	3.65	28,223	3.83	24,017	4.88
Trust preferred securities	5,155	3.94	3,968	5.57	—	—
Subordinated debt	2,700	4.00	1,028	5.16	—	—
Total borrowed funds	$76,078	4.06%	$55,304	4.10%	$25,347	4.88%

During 2008, we entered into term repurchase agreements with two money center financial institutions. These two borrowing arrangements total $45.0 million in the aggregate and currently bear interest at an effective annual blended rate of 4.38%. These borrowings were secured by marketable securities totaling approximately $53.6 million at December 31, 2009. The agreements have final maturity dates in July 2015 and August 2018 but may be terminated by the lenders beginning July 2013 and August 2011, respectively.

On December 31, 2009, we had advances from the Federal Home Loan Bank ("FHLB") totaling $15.0 million. These advances bear interest at the combined annual rate of 3.15% and are secured by eligible one-to-four family mortgages, commercial real estate loans and home equity loans with aggregate outstanding principal balances of approximately $33.0 million.

During 2008, the Company issued $5.2 million of junior subordinated debentures to its wholly owned capital trust, Bank of the Carolinas Trust I (the "Trust"), which, in turn, issued $5.0 million in trust preferred securities having a like liquidation amount and $155,000 in common securities (all of which is owned by the Company). The Company has fully and unconditionally guaranteed the Trust's obligations related to the trust preferred securities. The Trust has the right to redeem the trust preferred securities in whole or in part, on or after March 26, 2013 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. In addition, the Trust may redeem the trust preferred securities in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event or a capital treatment event at a special redemption price (as defined in the debenture). The trust preferred securities bear interest at the annual rate of 90-day LIBOR plus 300 basis points adjusted quarterly.

The Company also has issued $2.7 million of subordinated debt in a private transaction with another banking institution. This subordinated note has a floating interest rate equal to 75 basis points over the Prime Rate published by Wall Street Journal and a maturity date of August 13, 2018. The Company makes monthly interest payments on the outstanding debt to the holder of the note. This debt can be repaid in full at any time with no penalty.

Capital Resources. Total stockholders' equity increased by $8.4 million to $45.0 million on December 31, 2009, compared to $36.6 million on December 31, 2008. The increase was the substantially the net result of the current year's net loss, net unrealized losses on securities available for sale, the issuance of preferred shares to the United States Treasury (the "UST") and the accrual of dividends on the preferred shares.

On April 17, 2009, the Company became a participant in the UST Capital Purchase Program by selling shares of Series A preferred stock to the UST having a liquidation value of $13.2 million. The preferred shares have a cumulative dividend rate of 5% per annum for the first five years and 9% per annum thereafter. As a part of the transaction, the Company also issued the UST warrants to purchase 475,204 shares of the Company's common stock at $4.16 per share for a term of ten years.

Off-Balance Sheet Transactions. Certain financial transactions are entered into by the Company in the ordinary course of performing traditional banking services that result in off-balance sheet transactions. The off-balance sheet transactions as of December 31, 2009 and 2008 were commitments to extend credit and financial letters of credit. Except as disclosed in this report, the Company does not have any ownership interest in any off-balance sheet subsidiaries or special purpose entities.

	December 31,	
	2009	2008
	(In Thousands)	
Loan commitments	$24,176	$57,717
Financial standby letters of credit	2,477	2,139
Total unused commitments	$26,653	$59,856

Commitments to extend credit to customers represent legally binding agreements with fixed expiration dates. Since many of these commitments expire without being funded, the commitment amounts do not necessarily represent liquidity requirements.

Contractual Obligations. The following disclosure shows the contractual obligations that the Company had outstanding at December 31, 2009.

	Total payments due by period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)				
Time deposits	$187,344	$119,438	$66,698	$1,208	$ —
Securities sold under term repurchase agreements(1)	45,000	—	—	—	45,000
Federal Home Loan Bank advances	15,000	5,000	10,000	—	—
Trust preferred securities	5,155	—	—	—	5,155
Subordinated debt	2,700	—	—	—	2,700
Leases	1,311	280	661	370	—
Total	$256,510	$124,718	$77,359	$1,578	$52,855

(1) Obligations in this category are classified as to maturity dates. One repurchase agreement, with a principal balance of $20 million, may be called by the holder on a quarterly basis beginning August 20, 2011. The other repurchase agreement included above, which has a principal balance of $25 million, may be called by the holder on a quarterly basis beginning July 8, 2013.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

Net Income (Loss). We had a net loss available to common shareholders of $3.8 million or $0.97 per share for the year ended December 31, 2009, compared to net loss of $3.6 million or $0.92 per share for the year ended December 31, 2008 and net income for the year ended December 31, 2007 of $2.0 million, or $.50 per diluted common share. As noted earlier, the principal reason for the losses incurred during the past two years has been related to deterioration in our loan portfolio which has resulted in materially higher loan loss provisions and increased expenses related to the ownership and disposal of foreclosed real estate.

Net Interest Income. Our primary source of revenue is net interest income, which is the difference between interest income generated by our interest-earning assets (primarily loans and investment securities) and interest expense on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income increased $2.0 million to $14.7 million in 2009 from 2008 after declining $1.9 million from 2007. Our net interest margin remained stable in 2009 compared to 2008 at 2.56% after declining from a margin of 3.36% in 2007. Our net interest spread improved to 2.42% in 2009 from 2.29% in 2008 which represented a substantial decline from the 2007 spread of 2.96%. The volatility in our net interest margin and net interest spread and resulting net interest income over the past two years has been primarily due to the declines in short-term rates brought about by very aggressive Federal Reserve policies, slowing loan growth, increased levels of nonperforming assets and the effects of the special money market promotion discussed earlier. While our 2009 net interest margin was identical with 2008 performance, net interest income, as noted above, increased $2.0 million, or 15.6%, in 2009 compared to 2008. Also, the net interest margin in the third and fourth quarters of 2009 showed better relative improvement from the 2008 quarters than the full year results largely as the result of reducing rates on the money market deposits that were placed with us during our special promotion.

Table IX summarizes the average balances of our various categories of assets and liabilities and their associated yields or costs for the years ended on December 31, 2009, 2008, and 2007.

Table IX.
SUMMARY OF NET INTEREST INCOME AND AVERAGE BALANCES

	December 31, 2009			December 31, 2008			December 31, 2007		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(dollars in thousands)								
Interest-earning assets:									
Loans	$401,512	$23,685	5.90%	$405,951	$26,276	6.47%	$365,866	$29,874	8.17%
Investment securities	149,061	5,860	3.93	80,916	4,091	5.06	60,370	2,808	4.65
Other interest-earning assets	22,445	76	0.34	9,441	208	2.20	8,161	423	5.18
Total interest-earning assets	573,018	29,621	5.17%	496,308	30,575	6.16%	434,397	33,105	7.62%
Other assets, net	51,490			38,197			32,248		
Total assets	$624,508			$534,505			$466,645		
Interest bearing liabilities:									
Interest-checking deposits	$ 32,172	365	1.13%	$ 25,801	287	1.11%	$ 27,385	392	1.43%
Money Market and Savings deposits	266,108	6,973	2.62	113,220	3,687	3.26	51,410	1,870	3.64
Time deposits	169,825	4,530	2.67	267,649	11,645	4.35	292,437	15,001	5.13
Total interest-bearing deposits	468,105	11,868	2.54	406,670	15,619	3.84	371,232	17,263	4.65
Borrowed funds	76,078	3,087	4.06	55,304	2,265	4.10	25,347	1,237	4.88
Total Interest-bearing liabilities	544,183	14,955	2.75	461,974	17,884	3.87	396,579	18,500	4.66
Noninterest-bearing demand deposits	33,609			31,855			28,980		
Other liabilities	1,739			1,535			2,699		
Stockholders' Equity	44,977			39,141			38,387		
Total liabilities and stockholders' equity	$624,508			$534,505			$466,645		
Net interest income and interest rate spread		$14,666	2.42%		$12,691	2.29%		$14,605	2.96%
Net yield on average interest-earning assets			2.56%			2.56%			3.36%
Ratio of average interest-earning assets to average interest-bearing liabilities			105.30%			107.43%			109.54%

Non accrual loans are included in the table for the years ended December 31, 2009, 2008, and 2007.

Loan fees and late charges of $224, $899, and $1,054 for 2009, 2008, and 2007, respectively, are included in interest income.

Table X summarizes the dollar amount of changes in interest income and interest expense for the major components of our interest-earning assets and interest-bearing liabilities during the twelve months ended December 31, 2009 and 2008. The table shows changes in interest income and expense attributable to volume changes and interest rate changes. The changes attributable to both rate and volume changes have been allocated between the two components on a relative basis. As the table indicates, the increase in net interest income realized during 2009 in comparison to 2008 was overwhelmingly the result of interest rate changes, as volume changes actually had a negative effect on the current year results. The table also indicates that rates reduced the cost of interest-bearing liabilities significantly more than they reduced the income from interest-earning assets, which is reflective of the effect of reducing the rates on our money market deposits.

Table X.
VOLUME / RATE VARIANCE ANALYSIS

	Year Ended December 31, 2009 vs. 2008 Increase (Decrease) Due to			Year Ended December 31, 2008 vs. 2007 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
			(dollars in thousands)			
Interest-earning assets:						
Loans	$ (288)	$(2,303)	$(2,591)	$3,199	$(6,797)	$(3,598)
Investment securities	2,800	(1,031)	1,769	984	299	1,283
Other interest-earning assets	(47)	(85)	(132)	60	(275)	(215)
Total interest income	2,465	(3,419)	(954)	4,243	(6,773)	(2,530)
Interest-bearing liabilities:						
Deposits	2,238	(5,989)	(3,751)	1,621	(3,265)	(1,644)
Borrowed funds	848	(26)	822	1,184	(156)	1,028
Total interest expense	3,086	(6,015)	(2,929)	2,805	(3,421)	(616)
Net interest income	$ (621)	$ 2,596	$ 1,975	$1,438	$(3,352)	$(1,914)

Provision for Loan Losses. Provisions for loan losses are charged to income in order to maintain the allowance for loan losses at a level we deem appropriate under circumstances known to exist at the balance sheet date. In evaluating the allowance for loan losses, we consider factors that include portfolio size, composition and industry diversification of the portfolio, historical loan loss experience, current levels of impaired and delinquent loans, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. The allowance for loan losses expressed as a percentage of total loans was 2.09%, 1.56%, and 1.07% at December 31, 2009, 2008, and 2007, respectively. The allowance includes $4.0 million at December 31, 2009 and $1.4 million at December 31, 2008 allocated to specific loans with principal balances totaling approximately $11.3 million and $4.2 million, respectively. See "Critical Accounting Policies".

The provision for loan losses decreased 11.8% to $5.5 million in 2009 from $6.3 million in 2008. The 2008 provision was 4.3 times the $1.5 million provision recorded in 2007 and reflected the beginning of the current credit cycle, which has been particularly difficult for lenders with large concentrations of real estate loans. The sizable provisions recorded in both 2009 and 2008 were the result of net charge-offs and nonperforming asset levels that were significantly above long-term historic trends on a relative basis.

Net loan charge-offs for 2009 totaled $3.7 million which equates to 0.92% of average loans for the year and a 12.8% decline from 2008 net charge-offs of $4.2 million which represented 1.04% of average loans outstanding for that year. For the five years prior to the current credit cycle (2003 – 2007), our net charge-offs averaged .21% of average loans on an annual basis.

Total nonperforming assets amounted to $17.4 at December 31, 2009, an increase of 41.4% from the year-end 2008 total of $12.3 million. Total nonperforming assets as a percent of loan-related assets (loans plus foreclosed real estate) amounted to 4.37% at December 31, 2009 compared to 3.00% as of year-end 2008. For the five year-ends preceding the current credit cycle, nonperforming assets averaged 1.35% of loan-related assets. Nonperforming assets as a percent of total assets was 2.86% of total assets at the end of 2009 compared to 2.20% at December 31, 2008. On a historic basis, nonperforming assets as a percent of total assets averaged 1.06% for the 2003 – 2007 year-ends.

Noninterest Income. In addition to net interest income, we derive revenues from providing a variety of financial services to our customers. Fees from providing these services totaled $1.3 million in 2009, $1.4 million in 2008 and $1.5 million in 2007. The largest component of customer service fees is revenues from deposit services which totaled $826,000 in 2009, $889,000 in 2008 and $849,000 in 2007. While this is a mature and very competitive part of our business, we believe this is an area of opportunity. The fastest growing area of fee revenue is from debit card services. While this is not a new service, it is still a relatively new part of the U.S. payment system. Our revenues in this area almost doubled from $151,000 to $290,000 over the past two years. Fees from loan services, which primarily includes fees related to real estate loan production, declined 27.2% in 2009 as real estate lending slowed. A significant factor affecting our growth in overall customer service fees is our decision to exit the investment services business. In 2007, we collected $229,000 in revenue from facilitating the sale of packaged financial products to our customer base while only $3,000 in revenue was recorded in 2009.

Other significant components of noninterest income are gains and losses on investment securities and increase in the cash value of life insurance policies we hold on our officer level employees. In 2009, we realized $1.5 million in net gains on investment securities. This includes an other than temporary impairment charge of $498,000 on a $1 million investment in the trust preferred securities as a result of the guarantor exercising its right to defer interest payments to the issuing trust.

The following is a tabular presentation of our non-interest income for the years ended December 31, 2009, 2008, and 2007.

Table XI.
NONINTEREST INCOME

	2009	2008	2007
	(dollars in thousands)		
Deposit services fees	$ 826	$ 889	$ 849
Card services fees	290	237	151
Loan services fees	147	202	200
Investment services revenue	3	19	229
Other customer services fees	78	74	64
Total customer services fees	1,344	1,421	1,493
Net gain (loss) on investment securities	1,530	615	(42)
Increase in cash value of bank owned life insurance	364	362	346
All other income	59	36	138
Total noninterest income	$3,297	$2,434	$1,935

Non-interest Expense. Non-interest expense totaled $17.5 million for the year ended December 31, 2009, an increase of $2.4 million, or 16.0% over the $15.1 million reported for the year ended December 31, 2008, which was a $2.7 million increase, or 21.7%, from the 2007 amount. The major factors contributing to the increase in noninterest expenses in 2009 compared to 2008 were (1) an increase of $1.2 million, or 358.8%, in FDIC insurance cost, as the result of the increased assessment rate, (2) an increase of $782,000, or 70.0%, in net operating costs and net losses on foreclosed real estate, reflecting higher levels of foreclosure activity, (3) an increase of $729,000, or 156.8%, in professional service expenditures, primarily the result of outsourcing certain credit administration functions and increased legal fees, (4) an increase of $201,000, or 10.0%, in occupancy and equipment expenses due primarily to new asset purchases and property taxes, and (5) an increase of $199,000, or 23.6%, in data processing costs as a result of a systems conversion. These increases were partially offset by a reduction in goodwill impairment charges of $591,000 due to the Company's action to completely write-off its unamortized goodwill in 2008.

The following table summarizes the major components of our non-interest expense for the years ended December 31, 2009, 2008, and 2007.

Table XII.
NONINTEREST EXPENSES

	2009	2008	2007
	(dollars in thousands)		
Salaries and benefits	$ 7,040	$ 7,054	$ 5,977
Occupancy and equipment expenses	2,221	2,020	1,731
FDIC insurance assessments	1,505	328	252
Data processing	1,042	843	758
Professional services	1,194	465	1,016
Telephone and data communications	341	338	202
Advertising and promotional	316	443	474
Postage and courier	264	206	210
Printing and supplies	241	211	230
Valuation allowances and net operating costs associated with foreclosed real estate	1,899	1,117	45
Goodwill impairment	—	591	—
All other expenses	1,451	1,476	1,503
Total noninterest expenses	$17,514	$15,092	$12,398

Income Taxes. We recorded income tax benefits of $2.0 million in 2009 and $2.6 million in 2008 and income tax expense of $714,000 in 2007. The 2009 income tax benefit amounted to 38.6% of our pretax loss as compared to 42.1% of pre-tax loss for 2008 and the income tax expense amounted to 26.7% of pre-tax income for 2007.

CAPITAL ADEQUACY

We are required to comply with the capital adequacy standards established by the Federal Deposit Insurance Corporation (FDIC). The FDIC has issued risk-based capital and leverage capital guidelines for measuring the adequacy of a bank's capital, and all applicable capital standards must be satisfied for us to be considered in compliance with the FDIC's requirements. On December 31, 2009, our Total Capital Ratio and Tier 1 Capital Ratio were 11.67% and 9.86%, respectively, both well above the minimum levels required by the FDIC's guidelines. On December 31, 2009 our Tier 1 Leverage Capital Ratio was 7.27%, which was also well above the minimum level required by the FDIC's guidelines. However, the Company and the Bank's Board of Directors have entered into informal agreements with our respective banking regulators which are described in Note 10 to our audited financial statements included in Item 8 of this Report.

Among other things, the agreements require that the Bank maintain capital levels in excess of normal statutory minimums, including a Tier 1 Leverage Capital Ratio of not less than 7.50%, and other ratios at least at "well capitalized" levels. At December 31, 2009, the Bank's Tier1 Leverage Capital Ratio was 7.38%, slightly below the agreed to minimum. During the latter part of 2009 the Bank implemented a deposit pricing strategy designed to improve net interest income and at the same time reduce the size of our balance sheet. This strategy has been effective as total period-end assets at December 31, 2009 declined $53.7 million from September 30, 2009. The decline in assets was the principally the result of a $51.3 million reduction in deposits, driven by declines in money market and brokered deposits. The outflow in deposits was funded through reductions in liquid assets. The Tier 1 Leverage Capital Ratio is calculated based on the fourth quarter average of total assets, so the full effect of our balance sheet strategy was not recognized for this purpose at year-end. If period-end assets had been used to calculate the Bank's Tier 1 Leverage Ratio at December 31, 2009 rather than fourth quarter average, the ratio would have been 7.76%, higher than the level agreed to and above the ratio at which institutions are normally considered well-capitalized. Based on average assets through March 29, 2010, we are confident that the Tier 1 Leverage Ratio will remain above 7.50% for the first quarter of 2010.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity. Liquidity management is the process of managing assets and liabilities as well as their maturities to ensure adequate funding for loan and deposit activity as well as continued growth of the Company. Sources of liquidity come from both balance sheet and off-balance sheet sources. We define balance sheet liquidity as the relationship that net liquid assets have to unsecured liabilities. Net liquid assets is the sum of cash and cash items, less required reserves on demand and NOW deposits, plus demand deposits due from banks, plus temporary investments, including federal funds sold, plus the fair value of investment securities, less collateral requirements related to public funds on deposit and repurchase agreements. Unsecured liabilities is equal to total liabilities less required cash reserves on noninterest-bearing demand deposits and interest-checking deposits and less the outstanding balances of all secured liabilities, whether secured by liquid assets or not. We consider off-balance sheet liquidity to include unsecured federal funds lines from other banks and loan collateral which may be used for additional advances from the Federal Home Loan Bank. As of December 31, 2009 our balance sheet liquidity ratio (net liquid assets as a percent of unsecured liabilities) amounted to 23.8% and our total liquidity ratio (balance sheet plus off-balance sheet liquidity) was 26.0%.

In addition, we have the ability to borrow $10.0 million from the Discount Window of the Federal Reserve, as well as $10.0 million from a correspondent bank, subject to our pledge of marketable securities, which could be used for temporary funding needs. We also have the ability to borrow from the Federal Home Loan Bank on similar terms. While we consider these arrangements sources of back-up funding, we do not consider them as liquidity sources because they require our pledge of liquid assets as collateral. We regularly borrow from the Federal Home Loan Bank as a normal part of our business. These advances, which totaled $15.0 million at December 31, 2009, are secured by various types of real estate-secured loans. The Company closely monitors and evaluates its overall liquidity position. The Company believes its liquidity position at December 31, 2009 is adequate to meet its operating needs.

Interest Rate Sensitivity. Our goal is to maintain a neutral interest rate sensitivity position whereby little or no change in interest income would occur as interest rates change. On December 31, 2009, we were cumulatively liability sensitive for the next twelve months, which means that our interest-bearing liabilities would reprice more quickly than our interest bearing assets. Theoretically, our net interest margin will decrease if market interest rates rise or increase if market interest rates fall. However, the repricing characteristic of assets is different from the repricing characteristics of funding sources. Therefore, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

The following table shows the interest rate sensitivity of our balance sheet on December 31, 2009, but is not necessarily indicative of our position on other dates. Each category of assets and liabilities is shown with projected repricing and maturity dates. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. NOW accounts, savings accounts, and money market accounts are assumed to be subject to immediate repricing and depositor availability. Prepayment assumptions on mortgage loans and decay rates on deposit accounts have not been included in this analysis. Also, the table does not reflect scheduled principal repayments that will be received on loans. The interest rate sensitivity of our assets and liabilities may vary substantially if different assumptions are used or if our actual experience differs from that indicated by the assumptions.

Table XIII.
INTEREST SENSITIVITY

	December 31, 2009				
	1-3 months	Over 3 to 12 months	Over 12 to 60 months	Over 60 months	Total
	(dollars in thousands)				
Interest-earning assets:					
Loans	$206,700	$ 34,719	$124,044	$25,802	$391,265
Investment securities	7,746	8,165	86,998	37,095	140,004
Other interest-earning assets	29,835	4,000	—	—	33,835
Total interest-earning assets	$244,281	$ 46,884	$211,042	$62,897	$565,104
Interest-bearing liabilities:					
Interest-checking deposits	$ 34,614	$ —	$ —	$ —	$ 34,614
Money market and savings deposits	235,541	—	—	—	235,541
Time deposits	45,212	74,225	67,907	—	187,344
Borrowed funds	9,537	5,000	35,000	20,000	69,537
Total interest-bearing liabilities	$324,904	$ 79,225	$102,907	$20,000	$527,036
Interest-sensitivity gap	$ (80,623)	$ (32,341)	$108,135	$42,897	$ 38,068
Cumulative sensitivity gap	$ (80,623)	$(112,964)	$ (4,829)	$38,068	$ 38,068
Cumulative gap as a % of total interest-earning assets	(14.27)%	(19.99)%	(0.85)%	6.74%	6.74%
Cumulative ratio of sensitive assets to sensitive liabilities	75.19%	59.18%	205.08%	314.49%	107.22%

Quarterly financial data for 2009 and 2008 is summarized in the table below.

Table XIV.
QUARTERLY FINANCIAL DATA

	2009				2008			
	4th Qtr	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr	3rd Qtr.	2nd Qtr.	1st Qtr.
	(dollars in thousands except per share amounts)							
Interest income	$ 7,122	$7,529	$ 7,433	$7,537	$ 7,794	$ 7,531	$7,353	$7,897
Interest expense	2,748	3,433	4,421	4,353	4,508	4,521	4,196	4,659
Net interest income	4,374	4,096	3,012	3,184	3,286	3,010	3,157	3,238
Provision for loan losses	3,081	1,046	720	700	2,046	3,150	781	314
Net interest income (loss) after provision for loan losses	1,293	3,050	2,292	2,484	1,240	(140)	2,376	2,924
Noninterest income	634	1,715	610	338	994	470	518	452
Noninterest expense	4,697	3,846	5,179	3,792	4,280	4,140	3,291	3,381
Income (loss) before income taxes	(2,770)	919	(2,277)	(970)	(2,046)	(3,810)	(397)	(5)
Income taxes (benefit)	(992)	137	(798)	(315)	(1,406)	(1,090)	(138)	—
Net income (loss)	(1,778)	782	(1,479)	(655)	(640)	(2,720)	(259)	(5)
Dividends and accretion on preferred stock	(226)	(312)	(99)	—	—	—	—	—
Net income (loss) available to common shareholders	$(2,004)	$ 470	$(1,578)	$ (655)	$ (640)	$(2,720)	$ (259)	$ (5)
Earnings (loss) per common share:								
Basic	$ (0.51)	$ 0.12	$ (0.41)	$(0.17)	$ (0.16)	$ (0.69)	$(0.07)	$ —
Diluted	$ (0.51)	$ 0.12	$ (0.41)	$(0.17)	$ (0.16)	$ (0.69)	$(0.07)	$ —

EFFECTS OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets is monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the price of goods and services, inflation also is a factor that may influence interest rates. Yet, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect our operating expense in that personnel expense and the cost of supplies and outside services tend to increase more during periods of high inflation.

DISCLOSURES ABOUT FORWARD LOOKING STATEMENTS

This Report and its exhibits may contain statements relating to our financial condition, results of operations, plans, strategies, trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts. Those statements may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue," or similar terms or the negative of these terms, or other statements concerning opinions or judgments of the Company's management about future events. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in the Company's Annual Report on Form 10-K and in other documents the Company files with the Securities and Exchange Commission from time to time. Copies of those reports are available directly through the Commission's website at *www.sec.gov.* Other factors that could influence the accuracy of forward-looking statements include, but are not limited to, (a) pressures on the earnings, capital and liquidity of financial institutions resulting from current and future adverse conditions in the credit and equity markets and the banking industry in general; (b) changes in competitive pressures among depository and other financial institutions or in the Company's ability to compete successfully against the larger financial institutions in its banking markets; (c) the financial success or changing strategies of the Company's customers; (d) actions of government regulators, or changes in laws, regulations or accounting standards, that adversely affect the Company's business; (e) changes in the interest rate environment and the level of market interest rates that reduce the Company's net interest margins and/or the volumes and values of loans it makes and securities it holds; (f) changes in general economic or business conditions and real estate values in the Company's banking markets (particularly changes that affect the Company's loan portfolio, the abilities of its borrowers to repay their loans, and the values of loan collateral); and (g) other unexpected developments or changes in the Company's business. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company has no obligation, and does not intend, to update these forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Bank of the Carolinas

To the Board of Directors and
Stockholders of Bank of the Carolinas Corporation

We have audited the accompanying consolidated balance sheet of Bank of the Carolinas Corporation and Subsidiary (hereinafter referred to as the "Company") as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2009. Bank of the Carolinas Corporation and Subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Bank of the Carolinas Corporation and Subsidiary for the years ended December 31, 2008 and 2007 were audited by other auditors whose report dated April 15, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Carolinas Corporation and Subsidiary as of December 31, 2009, and the results of its operations and cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Turlington and Company, LLP
Lexington, North Carolina
March 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Bank of the Carolinas

To the Board of Directors and Stockholders
Bank of the Carolinas Corporation
Mocksville, North Carolina

We have audited the accompanying consolidated balance sheet of Bank of the Carolinas Corporation and subsidiary (hereinafter referred to as the "Company") as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Carolinas Corporation and subsidiary as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes, PLLC
Asheville, North Carolina
April 15, 2009

CONSOLIDATED BALANCE SHEETS

Bank of the Carolinas Corporation
December 31, 2009 and 2008

	2009	2008
	(In thousands except share and per share data)	
Assets:		
Cash and due from banks, noninterest-bearing	$ 3,524	$ 8,271
Interest-bearing deposits in banks	9,020	2,220
Cash and cash equivalents	12,544	10,491
Federal funds sold	24,815	—
Investment securities	140,004	113,139
Loans receivable	391,265	405,402
Less: Allowance for loan losses	(8,167)	(6,308)
Total loans, net	383,098	399,094
Premises and equipment, net	14,010	15,324
Other real estate owned	8,233	5,622
Bank owned life insurance	10,010	9,645
Deferred tax assets	3,429	1,326
Prepaid FDIC insurance assessment	4,569	—
Accrued interest receivable	2,397	3,039
Other assets	7,278	4,327
Total Assets	$ 610,387	$ 562,007
Liabilities:		
Deposits:		
Noninterest-bearing demand deposits	$ 36,418	$ 27,507
Interest-checking deposits	34,614	28,172
Money market and savings deposits	235,541	232,282
Time deposits	187,344	156,579
Total deposits	493,917	444,540
Securities sold under repurchase agreements	46,682	46,557
Federal home loan bank advances	15,000	25,000
Subordinated debt	7,855	7,855
Other liabilities	1,941	1,464
Total Liabilities	565,395	525,416
Commitments and contingencies (Notes 4, 12, and 13)	—	—
Stockholders' Equity:		
Preferred stock, no par value	13,179	—
Discount on preferred stock	(1,245)	—
Common stock, $5 par value per share	19,486	19,456
Additional paid in capital	12,978	11,625
Retained earnings	300	4,067
Accumulated other comprehensive income	294	1,443
Total Stockholders' Equity	44,992	36,591
Total Liabilities and Stockholders' Equity	$ 610,387	$ 562,007
Preferred shares authorized	3,000,000	3,000,000
Preferred shares issued and outstanding	13,179	—
Common shares authorized	15,000,000	15,000,000
Common shares issued and outstanding	3,897,174	3,891,174

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Bank of the Carolinas Corporation
For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
	(In thousands except per share data)		
Interest and dividend income:			
Loans, including fees	$23,685	$26,276	$29,874
Investment securities	5,860	4,091	2,808
Other	76	208	423
Total interest income	29,621	30,575	33,105
Interest expense:			
Deposits	11,868	15,619	17,263
Other borrowings	3,087	2,265	1,237
Total interest expense	14,955	17,884	18,500
Net interest income	14,666	12,691	14,605
Provision for loan losses	5,547	6,291	1,470
Net interest income after provision for loan losses	9,119	6,400	13,135
Non-interest income:			
Customer service fees	1,344	1,421	1,493
Increase in bank owned life insurance	364	362	346
Gain (loss) on investment securities	1,530	615	(42)
Other	59	36	138
Total non-interest income	3,297	2,434	1,935
Noninterest expense:			
Salaries and employee benefits	7,040	7,054	5,977
Net occupancy expense	2,221	2,020	1,731
FDIC insurance assessments	1,505	328	252
Data processing	1,042	843	758
Professional services	1,194	465	1,016
Advertising	316	443	474
Goodwill impairment	—	591	—
Valuation allowances and net operating costs associated with foreclosed real estate	1,899	1,117	45
Other	2,297	2,231	2,145
Total non-interest expense	17,514	15,092	12,398
Income (loss) before income taxes	(5,098)	(6,258)	2,672
Income tax expense (benefit)	(1,968)	(2,634)	714
Net income (loss)	(3,130)	(3,624)	1,958
Preferred stock dividends and accretion	(637)	—	—
Net income (loss) available to common stockholders	$ (3,767)	$ (3,624)	$ 1,958
Net income (loss) per common share			
Basic	$ (0.97)	$ (0.92)	$ 0.51
Diluted	$ (0.97)	$ (0.92)	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Bank of the Carolinas Corporation
For the Years Ended December 31, 2009, 2008, and 2007

	Preferred Stock			Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Discount	Shares	Amount				
	(In thousands except share and per share data)								
Balance, December 31, 2006	—	$ —	$ —	3,826,792	$19,134	$11,444	$ 7,293	$ (157)	$37,714
Stock options exercised	—	—	—	93,960	470	129	—	—	599
Current income tax benefit on options exercised	—	—	—	—	—	121	—	—	121
Stock based compensation expense	—	—	—	—	—	22	—	—	22
Cash dividends declared ($.20 per share)	—	—	—	—	—	—	(775)	—	(775)
Comprehensive income:									
Net income	—	—	—	—	—	—	1,958	—	1,958
Other comprehensive income	—	—	—	—	—	—	—	601	601
Total comprehensive income									2,559
Balance, December 31, 2007	—	—	—	3,920,752	19,604	11,716	8,476	444	40,240
Stock options exercised	—	—	—	66,622	333	91	—	—	424
Stock repurchase	—	—	—	(96,200)	(481)	(241)	—	—	(722)
Current income tax benefit on options exercised	—	—	—	—	—	10	—	—	10
Stock based compensation expense	—	—	—	—	—	49	—	—	49
Cash dividends declared ($.20 per share)	—	—	—	—	—	—	(785)	—	(785)
Comprehensive loss:									
Net loss	—	—	—	—	—	—	(3,624)	—	(3,624)
Other comprehensive income	—	—	—	—	—	—	—	999	999
Total comprehensive loss									(2,625)
Balance, December 31, 2008	—	—	—	3,891,174	19,456	11,625	4,067	1,443	36,591
Issuance of restricted stock	—	—	—	6,000	30	(30)	—	—	—
Restricted stock expense	—	—	—	—	—	6	—	—	6
Issuance of preferred stock & warrants	13,179	13,179	(1,414)	—	—	1,414	—	—	13,179
Cost of issuing preferred stock & warrants	—	—	—	—	—	(46)	—	—	(46)
Stock based compensation expense	—	—	—	—	—	9	—	—	9
Cash dividends on preferred stock	—	—	—	—	—	—	(468)	—	(468)
Accretion of discount on preferred stock	—	—	169	—	—	—	(169)	—	—
Comprehensive loss:									
Net loss	—	—	—	—	—	—	(3,130)	—	(3,130)
Other comprehensive loss	—	—	—	—	—	—	—	(1,149)	(1,149)
Total comprehensive loss									(4,279)
Balance, December 31, 2009	13,179	$13,179	$(1,245)	3,897,174	$19,486	$12,978	$ 300	$ 294	$44,992

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bank of the Carolinas Corporation
For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (3,130)	$ (3,624)	$ 1,958
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	1,081	962	750
Deferred tax expense (benefit)	(1,346)	(1,381)	(187)
Provision for loan losses	5,547	6,291	1,470
Amortization of premiums on securities, net	214	28	59
Stock based compensation expense	9	49	22
Restricted stock expense	6	—	—
Increase in bank owned life insurance	(365)	(362)	(346)
Loss (gain) on sale of other real estate owned	99	190	(26)
Impairment valuation of other real estate owned	1,483	821	—
Loss (gain) on sale of premises and equipment	(24)	38	(8)
(Gain) loss on sale of securities	(2,028)	(615)	42
Impairment valuation of securities	498	—	—
Net changes in:			
Accrued interest receivable	642	200	(789)
Other assets	(7,495)	(511)	94
Deferred loan costs, net	—	(96)	(238)
Accrued expenses and other liabilities	390	(573)	(975)
Net cash provided (used) by operating activities	(4,419)	1,417	1,826
Cash flows from investing activities:			
Net change in federal funds sold	(24,815)	—	6,449
Activity in available for sale securities:			
Purchases	(199,579)	(100,960)	(24,334)
Principal payments received	—	—	1,437
Proceeds from sale	116,735	25,797	1,279
Maturities and calls of securities	57,293	24,959	17,455
Net loan originations and principal payments	4,027	(21,398)	(43,489)
Redemption (purchase) of FHLB stock	(58)	222	(173)
Purchase of premises and equipment	(600)	(2,192)	(3,507)
Proceeds from sale of premises and equipment	45	9	18
Additions to other real estate owned	(74)	(60)	(86)
Proceeds from sale of other real estate owned	1,244	2,455	855
Net cash used by investing activities	(45,782)	(71,168)	(44,096)
Cash flows from financing activities:			
Net increase in deposits	$ 49,377	$ 22,612	$ 39,207
Net proceeds from (repayments of) FHLB advances	(10,000)	(9,000)	3,000
Issuance of subordinated debt	—	2,700	—
Issuance of preferred stock	13,133	—	—
Issuance of trust preferred securities	—	5,155	—
Net change in federal funds purchased	—	(7,513)	7,513
Net change in retail repurchase agreements	125	1,413	144
Net change in term repurchase agreements	—	45,000	—
Excess tax benefit from stock based compensation	—	10	121
Proceeds from issuance of common stock	—	424	599
Stock repurchase	—	(722)	—
Cash dividends paid on preferred stock	(381)	—	—
Cash dividends paid on common stock	—	(785)	(769)
Net cash provided by financing activities	52,254	59,294	49,815
Net increase (decrease) in cash and cash equivalents	2,053	(10,457)	7,545
Cash and cash equivalents at beginning of year	10,491	20,948	13,403
Cash and cash equivalents at end of year	$ 12,544	$ 10,491	$ 20,948
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 15,076	$ 18,527	$ 19,347
Income taxes paid	$ —	$ —	$ 1,378
Non-cash investing and financing activities:			
Unrealized gains (losses) on securities available for sale, net of income tax effect	$ (1,149)	$ 999	$ 601
Transfer of other real estate owned from loans receivable	4,674	7,178	2,272
Loan to facilitate sale of other real estate owned	—	—	151
Dividends declared, not paid	88	195	196

The accompanying notes are an integral part of these consolidated financial statements.

BANK OF THE CAROLINAS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008, and 2007
(Tabular amounts in thousands except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Bank of the Carolinas Corporation (the Company) is a North Carolina-chartered bank holding company that was incorporated on May 30, 2006, for the sole purpose of serving as the parent bank holding company for the Bank. The Bank is an insured, North Carolina-chartered bank that began operations on December 7, 1998.

Because the Company has no significant operations and conducts no business on its own other than owning Bank of Carolinas (the "Bank"), the discussion contained in these footnotes concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiary are collectively referred to herein as the Company unless otherwise noted.

The accounting and reporting policies of the Company follow accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a summary of the more significant accounting policies.

Business—The Company provides a variety of financial services to individuals and small businesses through its retail offices. Its primary deposit products are demand deposits and time certificate accounts and its primary lending products are consumer, commercial, and mortgage loans. The Company does not have significant concentrations to any one industry or customer.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are defined as those amounts included in the balance sheet captions "cash and due from banks" and "interest-bearing deposits in banks."

Investment Securities—Securities available for sale are carried at fair value and held to maturity securities are carried at amortized cost. The unrealized holding gains or losses on securities available for sale are reported, net of related income tax effects, as accumulated other comprehensive income unless a valuation reserve has been established. Changes in unrealized holding gains or losses are included as a component of other comprehensive income until realized. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in income as realized losses. Gains or losses on sales of securities available for sale are based on the specific identification method.

Loans Receivable—The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is invested within the central North Carolina region. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, loans in process, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. All interest accrued, but not collected, for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses—The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment—Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the lesser of estimated useful lives of the assets or lease terms ranging from 3 to 40 years. The cost of maintenance and repairs are charged to expense as incurred while expenditures that materially increase the useful lives of property are capitalized.

Federal Home Loan Bank Stock—Investment in stock of the Federal Home Loan Bank is required by law of every member. The investment is carried at cost since redemptions of this stock have historically been at par. No ready market exists for the stock, and it has no quoted market value. The stock is presented in other assets. Due to the redemption provisions of the FHLB, the Bank estimates carrying value equals fair value and that it was not impaired at December 31, 2009. The stock had a carrying value of $2.2 million and $2.1 million at December 31, 2009 and 2008, respectively.

Other Real Estate Owned—Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at the lower of the loan balance or the fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value. Expenses associated with maintaining these properties, are included in other non-interest expense. The provision for real estate losses is included in non-interest expense. Realized gains and losses on disposal of real estate are included in non-interest expense. Foreclosed assets are presented in other real estate owned. As of December 31, 2009, the Company held a variety of properties in other real estate owned, including 1-4 family residential real estate, commercial and one A&D property. These properties are generally held within the Company's market area.

Goodwill—Goodwill is recognized in business combinations to the extent that the price paid exceeds the fair value of the net assets acquired, including any identifiable intangible assets. Goodwill is not amortized, but is subject to fair value impairment tests on at least an annual basis. In completing its annual impairment evaluation during 2008 the Company determined that it was appropriate to write-off the entire balance of goodwill recorded on its books, in the amount of $591,000. As of December 31, 2008, the Company has no remaining goodwill on its balance sheet.

Income Taxes—The Company utilizes the liability method of computing income taxes. Under the liability method, deferred tax liabilities and assets are established for future tax return effects of the temporary differences between the stated value of assets and liabilities for financial reporting purposes and their tax bases. The focus is on accruing the appropriate balance sheet deferred tax amount, with the statement of income effect being the result of the changes in the balance sheet amounts from period to period. Current portion of income tax expense is provided based upon the actual tax liability incurred for tax return purposes.

An evaluation of the probability of being able to realize the future benefits of deferred tax assets is made. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company's policy is to report interest and penalties, if any, in tax expense in the Consolidated Statements of Operations. The Company and its subsidiary each reflect the tax expense or benefit associated with the results of their individual operating results. The Company's federal and state income tax returns are open and subject to examination from the 2006 tax return year and forward.

Earnings Per Share—Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants, and are determined using the treasury stock method.

Earnings (loss) per share have been computed based on the following:

	Years Ended December 31,		
	2009	2008	2007
	(in thousands except for share data)		
Net income (loss) applicable to common stock	$ (3,767)	$ (3,624)	$ 1,958
Average number of common shares outstanding used to calculate basic earnings per share	3,894,314	3,928,911	3,857,679
Additional potential common shares due to stock options and warrants	—	—	94,129
Average number of common shares outstanding used to calculate diluted earnings per share	3,894,314	3,928,911	3,951,808

The Company had 38,538 and 11,577 shares that were considered anti-dilutive due to the net losses for the twelve month periods ended December 31, 2009 and 2008, respectively.

Stock Compensation Plans—The Company under generally accepted accounting principles accounts for stock option expense using the modified prospective method. The Company records expense as options are issued.

Advertising Expense—The Company's policy is to expense advertising cost as incurred.

Comprehensive Income (Loss)—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section in the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Unrealized holding gains (losses) on available-for-sale securities	$ (377)	$2,243	$ 935
Reclassification adjustment for (gains) losses realized in net income	(1,530)	(615)	42
Net unrealized gains (losses)	(1,907)	1,628	977
Tax effect	758	(629)	(376)
Other comprehensive income (loss) net of tax	$(1,149)	$ 999	$ 601

Reclassifications—In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported cash flows, stockholders' equity or net income.

Subsequent Events—Subsequent events have been evaluated through March 29, 2010, which is the date of financial statement issuance. During this period, there have been no material events that would require recognition in our 2009 consolidated financial statements or disclosure in the Notes to the financial statements.

New Accounting Pronouncements—In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140,* which was subsequently codified by the FASB under ASC Topic 860 ("Topic 860"). Topic 860 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Specifically, Topic 860 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. SFAS No. 166 as codified under ASC Topic 860 is effective for financial asset transfers occurring after the beginning of fiscal years beginning after November 15, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R),* which was subsequently codified by the FASB as ASC Topic 810 ("Topic 810-10"). Topic 810 amends FASB Interpretation No. 46(R), *Variable Interest Entities,* for determining whether an entity is a variable interest entity ("VIE") and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under Topic 810, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Topic 810 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity's economic performance. Topic 810 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. SFAS No. 167 as codified under ASC Topic 810 is effective as of the beginning of fiscal years beginning after November 15, 2009 and is applied using a cumulative effect adjustment to retained earnings for any carrying amount adjustments. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Fair Value Measurements Disclosures*, which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

From time to time the FASB issues Proposed Accounting Standards Updates. Such proposed updates are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as Accounting Standards Updates. Management considers the effect of the proposed updates on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of proposed updates.

2. INVESTMENT SECURITIES

The amortized cost, estimated fair values and carrying values of the investment securities portfolios are summarized as follows (dollars in thousands):

	December 31, 2009				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Carrying Value
Investment securities available for sale:					
U.S. Government agency securities	$ 98,617	$ 272	$577	$ 98,312	$ 98,312
State and municipal securities	5,840	269	4	6,105	6,105
Corporate securities	1,958	5	103	1,860	1,860
Mortgage-backed securities	29,247	596	10	29,833	29,833
Total investment securities available for sale	135,662	1,142	694	136,110	136,110
Investment securities held to maturity:					
Corporate securities	3,894	131	202	3,823	3,894
Total Investment Securities	$139,556	$1,273	$896	$139,933	$140,004

	December 31, 2008				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Carrying Value
Investment securities available for sale:					
U.S. Government agency securities	$ 31,544	$ 943	$ 8	$ 32,479	$ 32,479
State and municipal securities	11,117	225	7	11,335	11,335
Corporate securities	2,958	40	62	2,936	2,936
Mortgage-backed securities	60,815	1,074	—	61,889	61,889
Total investment securities available for sale	106,434	2,282	77	108,639	108,639
Investment securities held to maturity:					
Corporate securities	4,500	89	326	4,263	4,500
Total Investment Securities	$110,934	$2,371	$403	$112,902	$113,139

Investment securities with estimated fair values totaling approximately $56 million were pledged as collateral on public funds on deposits and securities sold under agreement to repurchase at both December 31, 2009 and 2008, respectively.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2009 is as follows (dollars in thousands):

	Amortized Cost	Estimated Fair Value
Within 1 year	$ 29,047	$ 28,939
Over 1 year through 5 years	62,016	62,523
Over 5 years through 10 years	14,733	14,328
Over 10 years	4,513	4,310
	110,309	110,100
Mortgage backed securities	29,247	29,833
	$139,556	$139,933

The fair values of securities with unrealized losses at December 31, 2009 and 2008 are as follows (dollars in thousands):

	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2009:						
Temporarily impaired securities:						
U.S. Government agency securities	$45,310	$577	$ —	$ —	$45,310	$577
State and municipal securities	399	4	—	—	399	4
Mortgage backed securities	4,912	10	—	—	4,912	10
Corporate securities	1,000	202	858	103	1,858	305
Total	$51,621	$793	$858	$103	$52,479	$896

	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
December 31, 2008:						
Temporarily impaired securities:						
U.S. Government agency securities	$ 2,539	$ 8	$ —	$ —	$ 2,539	$ 8
State and municipal securities	801	7	—	—	801	7
Corporate securities	3,471	388	—	—	3,471	388
Total	$ 6,811	$403	$ —	$ —	$ 6,811	$403

Management of the Bank believes all unrealized losses as of December 31, 2009 represent temporary impairments related to market fluctuations. The unrealized losses on our securities are a nominal portion of the total value of the portfolio. The Bank had only two securities at December 31, 2009 that had an unrealized loss position of longer than 12 months in duration. The Bank had two corporate securities with unrealized loss positions at December 31, 2009, which management believes were the result of market fluctuations. The Bank has no intention of selling these securities before their maturity and has the appropriate sources of liquidity to hold these securities until maturity so that no recognized losses will occur. The total carrying value of the two corporate securities with temporary unrealized losses was $1.9 million at December 31, 2009. The Bank believes that the unrealized losses are primarily the result of the interest rate environment and general illiquidity currently in the marketplace for these types of securities. The corporate securities the Bank owns are subordinated debt and trust preferred securities issued by other banking organizations.

In December 2009 we received notice that the guarantor banking organization of a trust preferred security in which we had invested $1 million was exercising its right to defer interest payments to the issuing trust. As a result of this action, we performed a discounted cash flow related to this security that assumed interest payments by the guarantor to the trust would be deferred for five years, which is the maximum deferral allowable under the terms of the security before an event of default occurs. We assumed that the dividends payments will be brought current after 5 years and would remain current over the remaining life of the security. As a result of this analysis we recorded an impairment charge of $498,000 in December 2009 to reflect the effect of the deferral of dividends on our investment for five years and dividend payments resuming after five years at a discount rate representative of current market conditions. In addition to the impairment charge, we have discontinued recognizing income from this investment until such time as the guarantor resumes interest payments to the issuing trust.

The following shows the transactions recorded in the valuation allowance for other-than-temporary impairment of investment securities which a component of investment securities (dollars in thousands):

Balance December 31, 2008	$ —
Additions	498
Deductions	—
Balance December 31, 2009	$498

Investment securities with market values of $82.4 million and $73.3 million at December 31, 2009 and 2008, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law. Gross realized gains and losses for the years ended December 31, 2009, 2008, and 2007 are as follows (dollars in thousands):

	December 31,		
	2009	2008	2007
Realized gains	$2,028	$615	$ —
Realized losses	(498)	—	(42)
	$1,530	$615	$(42)

3. LOANS RECEIVABLE

Loans receivable are summarized as follows (dollars in thousands):

	December 31,	
	2009	2008
Real estate loans:		
Residential, 1-4 family	$ 76,767	$ 68,876
Commercial	161,904	154,463
Construction	41,580	60,476
Home equity	30,775	29,656
Total real estate loans	311,026	313,471
Commercial loans	75,762	84,282
Consumer loans:		
Installment	3,303	5,989
Other	1,174	1,660
Total consumer loans	4,477	7,649
Gross loans receivable	391,265	405,402
Allowance for loan losses	(8,167)	(6,308)
Loans, net	$383,098	$399,094

The changes in the allowance for loan losses are summarized as follows (dollars in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Beginning balance	$ 6,308	$ 4,245	$ 3,732
Provision for loan losses	5,547	6,291	1,470
Charge-offs	(3,908)	(4,673)	(1,039)
Recoveries	220	445	82
Ending balance	$ 8,167	$ 6,308	$ 4,245

In accordance with generally accepted accounting principles, loans totaling approximately $17.5 million in non-homogenous groups were determined to be impaired as of December 31, 2009 while approximately $9.1 million were determined to be impaired as of December 31, 2008. Specific loan loss reserves of $4.0 million and $1.4 million, respectively, were related to these loans as of December 31, 2009 and 2008. These reserves were held against specific loan balances of $11.3 million and $4.2 million for 2009 and 2008, respectively. Income has been recognized on a cash basis on these loans since being placed in impaired status. The average balance invested in impaired loans during 2009 was approximately $12.2 and $7.5 million in 2008. All impaired loans as of December 31, 2009 and 2008 have been evaluated to determine whether a specific loan loss reserve is necessary.

Loans in non-accrual status were approximately $9.2 million and $6.7 million at December 31, 2009 and 2008, respectively. Interest accrued, but not recognized as income on these loans, was approximately $254,000 and $783,000 for the years ended December 31, 2009 and 2008, respectively.

Directors and officers of the Bank and companies with which they are affiliated are customers of the Bank in the ordinary course of business and are considered "insiders." Outstanding balances for term loans and lines of credit to insiders as of December 31, 2009 and 2008 were approximately $10.0 and $8.6 million, respectively.

The following table summarizes the Bank's loan transactions with insiders for the year ended December 31, 2009 (dollars in thousands):

Balance, December 31, 2008	$8,599
Originations	578
Advances	1,727
Repayments and participations sold	(950)
Balance, December 31, 2009	$9,954

Available lines of credit that can be drawn upon by insiders totaled $1.1 million as of December 31, 2009.

4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (dollars in thousands):

	December 31,	
	2009	2008
Land	$ 1,826	$ 2,519
Buildings	10,261	10,646
Leasehold improvements	776	776
Furniture, fixtures and equipment	5,835	5,383
	18,698	19,324
Less, accumulated depreciation	4,688	4,000
	$14,010	$15,324

LEASES

The Bank has entered into non-cancelable lease agreements for certain branch facilities. The leases expire through December 2017 and contain various renewal options. For the years ended December 31, 2009, 2008, and 2007, rental expense was approximately $275,000, $272,000, and $277,000, respectively.

The approximate minimum future lease payments are as follows (dollars in thousands):

2010	$ 280
2011	280
2012	246
2013	135
2014	135
Thereafter	235
	$1,311

5. DEPOSITS

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $115.9 million and $77.4 million at December 31, 2009 and 2008, respectively.

Contractual maturities of time deposits are summarized as follows (dollars in thousands):

	December 31,	
	2009	2008
12 months or less	$119,438	$146,014
1-3 years	66,698	8,872
Thereafter	1,208	1,693
	$187,344	$156,579

At December 31, 2009 and 2008 the Company had $71.0 million and $32.3 million in brokered CD's, respectively.

6. FEDERAL HOME LOAN BANK ADVANCES

The Bank had total advances from the Federal Home Loan Bank ("FHLB") of $15.0 and $25.0 million at December 31, 2009 and 2008, respectively. These advances were secured by certain of the Bank's qualifying real estate loans. The weighted average interest rate on the advances was 3.15% and 3.75% at December 31, 2009 and 2008, respectively. The range of rates on the outstanding advances varied from 2.18% to 4.95%.

The contractual maturities of advances are as follows (dollars in thousands):

2010	$ 5,000
2011	—
2012	—
2013	10,000
2014	—
	$15,000

The Bank has total remaining credit availability through the FHLB of approximately $137.5 million; however, FHLB advances can only be obtained on a secured basis. As of December 31, 2009, the Bank had pledged its FHLB stock and certain qualifying real estate loans as collateral to secure currently outstanding advances plus approximately $10.0 million in additional advances.

7. FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS

The Bank had no federal funds purchased outstanding at December 31, 2009 and 2008. The Bank had a total of $4.0 million in uncollateralized federal funds lines of credit at December 31, 2009. The Bank had $46.7 million outstanding in securities sold under agreements to repurchase at December 31, 2009 and $46.6 million in outstanding balances at December 31, 2008. A total of $45.0 million of these borrowings relate to two term repurchase agreements entered into during 2008. The following table contains certain pertinent information with respect to these two agreements at December 31, 2009 (dollars in thousands):

	Outstanding Principal Balance	Annual Effective Interest Rate	Final Maturity Date	Beginning Quarterly Call Dates	Collateral Requirement
Agreement dated 7/8/2008	$25,000	4.85%	7/8/2018	7/8/2013	$31,352
Agreement dated 8/20/2008	20,000	3.78	8/20/2015	8/20/2011	22,205
Total	$45,000	4.38%			$53,557

The remaining repurchase agreements were primarily overnight transactions offered as a cash management service to business customers. A summary of selected data related to federal funds purchased and securities sold under overnight agreements to repurchase follows (dollars in thousands):

	At or for the year ended December 31,		
	2009	2008	2007
Maximum amount outstanding at any month-end during the year	$2,558	$13,311	$7,657
Balance outstanding at end of year	1,682	1,557	7,657
Average outstanding balance during the year	1,790	2,672	1,330
Average interest rate during the year	0.68%	2.11%	4.86%
Average interest rate at end of year (1)	0.53	2.07	3.02

(1) Average rate for month of December

8. SUBORDINATED DEBT

The Company has issued $5.2 million of junior subordinated debentures to its wholly owned capital trust, Bank of the Carolinas Trust 1, to fully and unconditionally guarantee the preferred securities issued by the trust. This long term obligation constitutes a full and unconditional guarantee by the Company of the trust's obligations. A description of the junior subordinated debenture outstanding is as follows:

Issuing Entity	Date of Issuance	Interest Rate	Maturity Date	Principal Amount
Bank of the Carolinas Trust I	3/26/2008	Libor + 3.00%	3/26/2038	$5,155,000

The Company has the right to redeem the trust preferred securities in whole or in part, on or after March 26, 2013. If the trust preferred securities are redeemed on or after March 26, 2013, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem the trust preferred securities in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event or a capital treatment event at a special redemption price (as defined in the indenture).

The Company also issued $2.7 million of subordinated debt in a private transaction with another banking institution. This subordinated debt has a rate of Prime plus 75 basis points and a maturity date of August 13, 2018. This debt can be repaid in full at any time with no penalty.

9. INCOME TAXES

The components of income tax expense are as follows (dollars in thousands):

	For the Years Ended December 31,		
	2009	2008	2007
Current tax expense (benefit)			
Federal	$ (622)	$(1,253)	$ 874
State	—	—	27
	(622)	(1,253)	901
Deferred tax expense (benefit)			
Federal	(1,351)	(1,078)	(169)
State	5	(303)	(18)
	(1,346)	(1,381)	(187)
Total income tax expense (benefit)	$(1,968)	$(2,634)	$ 714

The Company and its subsidiary each reflect the tax expense or benefit associated with the results of their individual operating results. The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% are reconciled as follows (dollars in thousands):

	2009	2008	2007
Computed income tax expense (benefit)	$(1,733)	$(2,128)	$ 909
Changes resulting from:			
State tax expense (benefit), net of federal benefit	3	(237)	6
Non-taxable income	(266)	(301)	(219)
Other	28	32	18
Actual income tax expense (benefit)	$(1,968)	$(2,634)	$ 714

The components of deferred income taxes are as follows (dollars in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
Allowance for loan losses	$3,011	$2,225
Accrued expenses	162	138
Accrued income	18	—
Reserve for other real estate valuation	715	316
State net economic loss	164	169
Federal net operating loss	447	—
	4,517	2,848
Deferred tax liabilities:		
Depreciation and amortization	514	437
Prepaid expenses	395	149
Securities	154	911
Other	25	25
	1,088	1,522
Net deferred tax asset	$3,429	$1,326

Management has not established a valuation allowance as of December 31, 2009 or 2008, as we believe it is more likely than not that deferred tax assets will be utilized. Income tax expense (benefit) contains no interest or penalty amounts for the years ended December 31, 2009, 2008, or 2007.

The 2009 state net economic loss of approximately $3.4 million must be carried forward to future years. The Company has approximately $7.4 million in total state net economic losses which will expire between 2013 and 2014 if not previously utilized. The Company's 2009 federal net operating loss of approximately $3.4 million may be carried back to 2007, and then forward for up to 20 years, if not previously utilized. The federal net operating loss will facilitate the recovery of $728,000 paid in 2007.

10. REGULATORY MATTERS

DIVIDENDS

The Company's dividend payments, if any, will be made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank. Also see Other Regulatory Restrictions below.

Dividends paid on the Company's preferred stock issued to the U.S. Treasury pursuant to the TARP Capital Purchase Program reduces the net income available to common stockholders and earnings per common share. The preferred stock also would receive preferential treatment in the event of liquidation, dissolution or winding up of the Company. Additionally, the ownership interest of existing common stockholders will be diluted to the extent the warrant issued to the U.S. Treasury in conjunction with the issuance of preferred stock is exercised.

CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2009 and 2008, that the Company and the Bank met all capital adequacy requirements to which they are subject. Also see Other Regulatory Restrictions below.

Intercompany Transactions

Restrictions on loans by the Bank to the Company are imposed by Federal Reserve Act Sections 23A and 23B, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent or other affiliate, if the loan is secured and so long as certain safety and soundness requirements and market terms requirements are met. If collateral is in the form of stocks, or other real or personal property, it must have a market value when the loan is made of at least 30% more than the amount of the loan; if the collateral is in the form of debt instruments, it must have a market value when the loan is made of at least 20% more than the amount of the loan; and if the collateral is in the form of obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $4.7 million at December 31, 2009. No 23A transactions existed at December 31, 2009 or 2008.

Other Regulatory Restrictions

As noted above, Banking Regulators generally have the ability to require more stringent standards than those otherwise set forth in the regulations. As a result of challenging economic events and conditions associated with the Bank identified by its regulators, the Boards of Directors of the Company and the Bank have entered into informal agreements with their regulators to maintain the Bank's capital levels in excess of normal statutory minimums (including a Bank leverage ratio of not less than 7.5%, and other ratios at least at "well capitalized" levels), and to take various other actions designed to improve the Bank's lending procedures and various other conditions related to the Bank's operations, and for the Company and the Bank to seek the approval of their respective regulators prior to payment of any cash dividend. The Company's Board agreed to take steps necessary to ensure the Bank's compliance with its above agreement and, without the approval of its regulator, to not incur additional debt or issue hybrid-capital instruments, or use cash assets other than for the benefit of the Bank, investment in short term, liquid assets or payment of normal expenses.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain the minimum capital ratios. The Bank's actual capital amounts (in thousands) and ratios and minimum requirements are set forth in the table below:

	Actual Capital		Capital needed to meet Regulatory Guidelines	
	Ratio	Amount	Minimum	Well-Capitalized
As of December 31, 2009:				
Total Capital (to Risk Weighted Assets):				
Bank of the Carolinas	11.25%	$52,885	$37,610	$47,012
Bank of the Carolinas Corporation Consolidated	11.67	54,873	37,620	47,025
Tier 1 Capital (to Risk Weighted Assets):				
Bank of the Carolinas	10.01	47,066	18,805	28,207
Bank of the Carolinas Corporation Consolidated	9.86	46,348	18,810	28,215
Tier I Leverage Capital (to Fourth Quarter Average Assets):				
Bank of the Carolinas*	7.38	47,066	25,497	25,504
Bank of the Carolinas Corporation Consolidated	7.27	46,348	31,872	31,879
As of December 31, 2008:				
Total Capital (to Risk Weighted Assets):				
Bank of the Carolinas	11.10%	$48,493	$35,068	$43,835
Bank of the Carolinas Corporation Consolidated	9.40	41,377	35,111	43,889
Tier 1 Capital (to Risk Weighted Assets):				
Bank of the Carolinas	9.60	43,698	17,534	26,301
Bank of the Carolinas Corporation Consolidated	8.00	36,582	17,556	26,334
Tier I Leverage Capital (to Fourth Quarter Average Assets):				
Bank of the Carolinas*	7.48	43,698	22,594	28,243
Bank of the Carolinas Corporation Consolidated	6.20	36,582	22,647	28,309

* As previously described the Company's Board of Directors agreed to maintain the Bank's Leverage Capital Ratio of 7.5% which is above the minimum level required by regulatory capital guidelines.

The Bank's Leverage ratio fell slightly below the current required 7.50% ratio required by our informal agreement with our regulators to 7.38% as of December 31, 2009. Our current plan of action to comply with the limit involves completion of a planned reduction in assets in 2010. The Tier 1 Leverage Capital Ratio is calculated based on the fourth quarter average of total assets, so the full effect of our strategy to reduce the size of the Bank's balance sheet was not recognized for this purpose at year-end. If period-end assets had been used to calculate the Bank's Tier 1 Leverage Ratio at December 31, 2009 rather than fourth quarter average, the ratio would have been 7.76%, higher than the level agreed to and above the ratio at which institutions are normally considered well-capitalized. Based on average assets through March 29, 2010, we are confident that the Tier 1 Leverage Ratio will remain above 7.50% for the first quarter of 2010.

11. EMPLOYEE BENEFIT PLAN

The Bank has a 401(k) Plan to benefit employees. Employees that meet certain age and service requirements may participate in the Plan. Employees may contribute up to 75 percent of their compensation subject to certain limits based on federal tax laws. The Bank may make contributions to the Plan as determined by the Bank's Board of Directors. For the years ended December 31, 2009, 2008, and 2007, expense attributable to the Plan amounted to approximately $33,000, $95,000, and $92,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

To accommodate the financial needs of its customers, the Company makes commitments under various terms to lend funds. These commitments include revolving credit agreements, term loan commitments and short-term borrowing agreements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held includes first and second mortgages on one-to-four family dwellings, accounts receivable, inventory, and commercial real estate. Certain lines of credit are unsecured.

The Bank had outstanding commitments to originate commercial and construction loans of approximately $24.2 million at December 31, 2009. These commitments were composed of variable rate loans, with interest rates based upon the prime rate. The commitments included various maturity terms with balloon payments due between one to five years.

The following summarizes the Bank's approximate remaining available balance to customers under commitments to fund lines of credit at December 31, 2009 (in thousands):

	Unfunded Commitments
Unfunded loan commitments	$24,176
Standby letter of credits	2,477
	$26,653

13. EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

The Company has entered into employment agreements with certain of its key officers covering duties, salary and benefit levels, monetary damages in the event the event of a change in control of the Company and certain other events resulting in termination. In general, the contracts have rolling three year terms and provide maximum damages in the event of a change of control of the Company equal to 2.99 times the annual compensation of the covered officers.

14. STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 3 million shares of preferred stock authorized. At December 31, 2009, there were 13,179 shares of preferred stock issued and outstanding with a $1,000 per share liquidation preference. All of the shares were issued on April 17, 2009, in connection with the U.S. Treasury's TARP Capital Purchase Program.

COMMON STOCK

The Company has 15 million shares of $5 par value common stock authorized. There were 3,897,174 and 3,891,174 shares of common stock outstanding at December 31, 2009 and 2008, respectively.

WARRANTS

In connection with the issuance of the preferred shares under the U.S. Treasury's TARP Capital Purchase Plan, the Company issued the UST an option to purchase 475,204 shares of its common stock for $4.16 per share. The Warrant expires April 17, 2019.

EQUITY-BASED PLANS

Under the Company's 2007 Omnibus Equity Plan (which was approved by the Company stockholders during 2007 to replace the previous Employee Stock Option Plan and Directors Stock Option Plan which expired in 2008), the Company may grant incentive and non-qualified stock options, restricted stock awards and performance share awards to its officers and employees, and non-qualified stock options and restricted stock awards to its directors, for up to an aggregate of 300,000 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant and grants have a maximum term of ten years.

The Company granted 8,000, 16,500, and 0 options during the years ended December 31, 2009, 2008, and 2007, respectively. The options were granted with a weighted average fair market value of $5.25 per share. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.

The Company also granted 6,000 shares of restricted stock grants during 2008. These grants were granted with a weighted average fair value of $5.25. The weighted average period over which awards are expected to be recognized is 1.41 years. The restricted stock grants were granted using the same fair value assumptions as the option grants during the year. The restricted stock grant agreements are based upon continued employment with the Company and carry no performance provisions in order to receive the shares at the end of the vesting schedule. The shares will vest equally over a three year period.

Stock based compensation expense was $9,000, $49,000, and $22,000 in 2009, 2008, and 2007, respectively. Total unrecognized compensation expense related to non vested stock based awards at December 31, 2009 is approximately $25,000 and will be recognized over a weighted average period of 3.03 years.

Generally accepted accounting principles require the cash flows from the tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options ("excess tax benefits") to be classified as financing cash flows. Excess tax benefits totaling $0, $10,000 and $121,000 are classified as a financing cash inflow for the years ended December 31, 2009, 2008, and 2007, respectively. There were no options exercised in 2009.

A summary of the status of the Company's stock options and stock awards as well as the warrants issued to the U.S. Treasury as of December 31, 2009 and changes during the year then ended is presented below:

For the Year ended December 31, 2009

Stock Options and Warrants	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	125,312	$6.77
Options granted	8,000	5.25
Options exercised	—	—
Options expired	(72,287)	5.11
Options outstanding at end of year	61,025	8.02
Warrants issued and outstanding at end of year	475,204	4.16
Total Options and warrants outstanding at end of year	536,229	$4.60

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	2,000	$7.80
Granted	6,000	5.25
Forfeited	(2,000)	7.80
Outstanding at end of year	6,000	$5.25

At December 31, 2009

	Stock Options and Warrants Outstanding				Stock Options and Warrants Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Life	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in thousands)*	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in thousands)*
4.00-5.00	11,485	0.10 years	$ 4.06	$ 5	11,485	$ 4.06	$ 5
5.01-6.00	24,500	9.03 years	5.25	—	5,500	5.25	—
6.01-17.00	25,040	4.95 years	12.55	—	25,040	12.55	—
Total Options	61,025	5.67 years	8.02	5	42,025	9.27	5
Total Warrants	475,204	9.29 years	4.16	165	475,204	4.16	165
Total Options and warrants	536,229	8.88 years	$ 4.60	$170	517,229	$ 4.58	$170

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Generally accepted accounting principles exclude certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents—The carrying amounts of cash and short-term instruments approximate fair values.

Federal Funds Sold—The carrying amounts of federal funds sold approximate fair values.

Investment Securities—Fair values for securities are based on quoted market prices.

Loans Receivable—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans, as applicable, are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance—The carrying amount of bank owned life insurance is the current cash surrender value.

Other Assets—Other assets include interest receivable and Federal Home Loan Bank stock. The carrying amount of accrued interest receivable approximates fair value. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities—The fair values disclosed for demand deposits (e.g., interest and non-interest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances—The fair value of the Bank's advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Repurchase Agreements—The Bank established two term repurchase agreements during 2008. These agreements are collateralized by securities held in our portfolio. The fair value amount for these agreements is based on the repurchase price and agreed upon terms.

Other Borrowings—Other borrowings includes federal funds purchased as well as repurchase agreements, trust preferred securities and subordinated debt. The carrying amounts approximate the fair value of these assets.

Other Liabilities—Other liabilities include accrued interest payable. The carrying amounts of accrued interest payable approximate fair value.

Off-Balance-Sheet Instruments—Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The approximate carrying and estimated fair values of financial instruments are summarized below (in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 12,544	$ 12,544	$ 10,491	$ 10,491
Federal funds sold	24,815	24,815	—	—
Investment securities	140,004	139,933	113,139	112,902
Loans receivable, net	383,098	384,770	399,094	394,202
Bank owned life insurance	10,010	10,010	9,645	9,645
Other assets	14,244	14,244	7,366	7,366
Financial liabilities:				
Deposits:				
Demand, Savings and Money Market	306,573	306,573	287,961	287,961
Time	187,344	188,146	156,579	156,550
Other borrowings	69,537	74,716	79,412	70,237
Other liabilities	1,941	1,941	1,464	1,464

Effective January 1, 2008, generally accepted accounting principles require that certain assets and liabilities be measured at fair value and to record any adjustments to the fair value of those assets. Securities are recorded at fair value on a recurring basis while other assets are recorded at fair value on a non-recurring basis such as impaired loans.

The Company uses three levels of measurement to group those assets measured at fair value. These groupings are made based on the markets the assets are traded in and the reliability of the assumptions used to determine fair value. The groupings include:

- Level 1 pricing for an asset or liability is derived from the most likely actively traded markets and considered very reliable. Quoted prices on actively traded equities, for example, fall into this category.
- Level 2 pricing is derived from observable data including market spreads, current and projected rates, prepayment data and credit quality. Our bond price adjustments fall into this category as well as impaired loans and other real estate owned that use appraisals or brokered price opinions to determine fair value.
- Level 3 pricing is used without observable data. In such cases, mark-to-market strategies are typically employed. Often, these types of instruments have no active market, possess unique characteristics and are thinly traded.

The Company's investment securities are measured on a recurring basis through a model used by our bond agent. All of our bond price adjustments meet level 2 criteria. Prices are derived from a model which uses actively quoted rates, prepayment models and other underlying credit and collateral data.

	Total at 12/31/2009	Level 1	Level 2	Level 3
		(In thousands)		
Assets valued on a recurring basis				
Investment securities:				
U.S. government and agency	$ 98,312	$—	$ 98,312	$—
State and municipals	6,105	—	6,105	—
Corporate	5,683	—	5,683	—
Mortgage-backed	29,833	—	29,833	—
Assets valued on a non-recurring basis				
Impaired loans	13,509	—	13,509	—
Other real estate owned	8,233	—	8,233	—
Total	$161,675	$—	$161,675	$—

	Total at 12/31/2008	Level 1	Level 2	Level 3
		(In thousands)		
Assets valued on a recurring basis				
Investment securities:				
U.S. government and agency	$ 32,479	$—	$ 32,479	$—
State and municipals	11,335	—	11,335	—
Corporate	7,199	—	7,199	—
Mortgage-backed	61,889	—	61,889	—
Assets valued on a non-recurring basis				
Impaired loans	7,700	—	7,700	—
Other real estate owned	5,622	—	5,622	—
Total	$126,224	$—	$126,224	$—

16. PARENT COMPANY FINANCIAL INFORMATION

The condensed balance sheets for 2009 and 2008, and the statements of operations and cash flows for the parent company as of and for the periods ended December 31, 2009, 2008, and 2007 are presented below (in thousands):

CONDENSED BALANCE SHEETS

	2009	2008
Assets		
Cash	$ 1,972	$ 418
Investment in subsidiary	50,455	43,707
Other assets	525	536
Total Assets	$52,952	$44,661
Liabilities and Stockholder's equity:		
Borrowings	$ 7,855	$ 7,855
Other liabilities	105	215
Stockholders' Equity	44,992	36,591
Total Liabilities and Stockholder's Equity	$52,952	$44,661

CONDENSED STATEMENTS OF OPERATIONS

	2009	2008	2007
Dividends from subsidiary	$ —	$ —	$1,623
Interest on deposits in other banks	79	2	—
Total operating income	79	2	1,623
Loss on sale of securities	—	—	42
Interest expense on borrowed funds	311	274	—
Other	102	74	—
Equity in undistributed loss (earnings) of subsidiary	2,903	3,379	(394)
Total operating expense	3,316	3,727	(352)
Income (loss) before taxes	(3,237)	(3,725)	1,975
Income taxes (benefit)	(107)	(101)	(17)
Net income (loss)	(3,130)	(3,624)	1,958
Preferred stock dividends and accretion	(637)	—	—
Net income (loss) available to common stockholders	$(3,767)	$(3,624)	$1,958

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ (3,130)	$(3,624)	$ 1,958
Equity in undistributed net loss (income) of subsidiary	2,903	3,379	(394)
Loss on sale of securities	—	—	42
Change in other assets	9	(381)	(104)
Change in other liabilities	15	19	—
Net cash provided (used) by operating activities	(203)	(607)	1,502
Cash Flows from Investing Activities:			
Purchases of securities	—	—	(1,322)
Proceeds from sale of securities	—	—	1,279
Investment in subsidiary	(10,800)	(5,979)	(1,400)
Net cash used by investing activities	(10,800)	(5,979)	(1,443)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	—	424	599
Common stock acquired	—	(722)	—
Issuance of trust preferred securities	—	5,155	—
Issuance of subordinated debt	—	2,700	—
Issuance of preferred shares	13,179	—	—
Cash dividends paid on preferred	(381)	—	—
Cost of issuing preferred shares	(46)	—	—
Tax benefit from exercise of options	—	10	121
Cash dividends paid	(195)	(784)	(769)
Net cash provided (used) by financing activities	12,557	6,783	(49)
Net increase in cash and cash equivalents	1,554	197	10
Cash and cash equivalents at beginning of year	418	221	211
Cash and cash equivalents at end of year	$ 1,972	$ 418	$ 221

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures in accordance with Exchange Act Rule 13a-15(b). Based upon their evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the Company is able to record, process, summarize, and report in a timely manner the information required to be disclosed in reports the Company files under the Exchange Act.

The Company's Management's Report on Internal Control Over Financial Reporting appears below.

Management's Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria issued by the Commission Sponsoring Organization of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on this assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management makes the following assertions:

- Management has implemented a process to monitor and assess both design and operating effectiveness of internal control over financial reporting.
- Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management's report in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

In connection with the above evaluation of the Company's disclosure controls and procedures, no change in the Company's internal control over financial reporting was identified that occurred during the quarter ended December 31, 2009 that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers. The information regarding our directors and executive officers under the headings "*Proposal 1: Election of Directors*" and "*Executive Officers*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Audit Committee. The information regarding the Audit Committee of our Board of Directors under the captions, "*Committees of Our Board—General*" and "*—Audit Committee*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Audit Committee Financial Expert. The information regarding our Board of Directors' determination that our Audit Committee includes at least one independent director who is an "audit committee financial expert" under the caption "*Audit Committee—Audit Committee Financial Expert*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Section 16(a) Beneficial Ownership Reporting Compliance. Information regarding compliance by our directors, executive officers and principal stockholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 under the caption "*Section 16(a) Beneficial Ownership Reporting Compliance*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Code of Ethics. Information regarding the Code of Ethics adopted by our Board of Directors that applies to our directors and to all our executive officers, including without limitation our principal executive officer and principal financial officer, under the caption "*Code of Ethics*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Item 11. Executive Compensation

Information regarding compensation paid or provided to our executive officers and directors under the headings, "*Executive Compensation*" and "*Director Compensation*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership of Securities. Information regarding the beneficial ownership of our common stock by our directors, executive officers and principal stockholders under the caption "*Beneficial Ownership of Our Common Stock*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes all compensation plans and individual compensation arrangements which were in effect on December 31, 2009, and under which shares of our common stock have been authorized for issuance.

Equity Compensation Plan Information

	(a) Number of shares to be issued upon exercise of outstanding options (1)	(b) Weighted-average exercise price of outstanding options	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (2)
Equity compensation plans approved by our security holders	61,025	$8.02	267,500
Equity compensation plans not approved by our security holders	N/A	N/A	N/A
Total	61,025	$8.02	267,500

(1) Includes outstanding options to purchase an aggregate of 25,040 shares previously granted under our Employee Stock Option Plan and Director Stock Option Plan and options for 24,500 shares granted under 2007 Omnibus Equity Plan which has replaced those plans. Also includes outstanding options to purchase an aggregate of 11,485 shares held by former employees and directors of BOC Financial Corp. which were granted under plans approved by that company's stockholders and were converted into options to purchase our common stock when we acquired that company in 2001.

(2) Reflects the aggegate number of shares for which options and other equity-based awards could be granted in the future under the 2007 Omnibus Equity Plan. No additional options may be granted under our Employee Stock Option Plan and Director Stock Option Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions. Information regarding transactions between us and our directors, executive officers and other related persons under the caption "*Related Person Transactions during 2009 and 2008*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Director Independence. Information regarding our independent directors under the caption "*Corporate Governance—Director Independence*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Item 14. Principal Accounting Fees and Services

Information regarding services provided and fees charged to us by our independent accountants under the caption "*Services and Fees During 2009*" in our definitive Proxy Statement to be filed in connection with our 2010 annual meeting of stockholders is incorporated into this Report by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) ***Financial Statements.*** The following financial statements are included in Item 8 of this Report:

(b) ***Exhibits.*** An Exhibit Index listing exhibits that are being filed or furnished with, or incorporated by reference into, this Report appears immediately following the signature page and is incorporated herein by reference.

(c) ***Financial Statement Schedules.*** No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements listed above or in Item 7 of this Report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, we have caused this Report to be signed on our behalf by the undersigned, thereunto duly authorized.

BANK OF THE CAROLINAS CORPORATION

Date: March 29, 2010

By: /s/ ROBERT E. MARZIANO

Robert E. Marziano
President, Chairman and Chief Executive Officer

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT E. MARZIANO **Robert E. Marziano**	President, Chairman and Chief Executive Officer (principal executive officer)	March 29, 2010
/s/ STEPHEN R. TALBERT **Stephen R. Talbert**	Vice Chairman	March 29, 2010
/s/ MICHAEL D. LARROWE **Michael D. Larrowe**	Chief Operating/Financial Officer, Executive Vice President and Director	March 29, 2010
/s/ JERRY W. ANDERSON **Jerry W. Anderson**	Director	March 29, 2010
/s/ ALAN M. BAILEY **Alan M. Bailey**	Director	March 29, 2010
William A. Burnette	Director	March , 2010
/s/ JOHN A. DRYE **John A. Drye**	Director	March 29, 2010
Thomas G. Fleming	Director	March , 2010
/s/ JOHN W. GOOGE **John W. Googe**	Director	March 29, 2010
/s/ HENRY H. LAND **Henry H. Land**	Director	March 29, 2010
/s/ STEVEN G. LAYMON **Steven G. Laymon**	Director	March 29, 2010
/s/ GRADY L. MCCLAMROCK, JR. **Grady L. McClamrock, Jr.**	Director	March 29, 2010
/s/ FRANCIS W. SLATE **Francis W. Slate**	Director	March 29, 2010
/s/ LYNNE SCOTT SAFRIT **Lynne Scott Safrit**	Director	March 29, 2010

EXHIBIT INDEX

Exhibit Number	Description
3.01	Our Articles of Incorporation, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated April 13, 2009)
3.02	Our By-laws, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
4.01	Indenture between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.02	Guarantee Agreement between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.03	Amended and Restated Trust Agreement among the us, Wells Fargo Bank N.A. and the Administrators (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.04	Warrant dated April 17, 2009, between us and the United States Department of the Treasury (incorporated by reference from Exhibits to our Registration Statement on Form S-3 (Reg. No. 333-1595934) filed on June 12, 2009
10.01	Letter Agreement dated April 17, 2009, between us and the United States Department of the Treasury (incorporated by reference from Exhibits to our Registration Statement on Form S-3 (Reg. No. 333-159934) filed on June 12, 2009
10.02*	Amended and Restated Employment Agreement between us and Robert E. Marziano (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.03*	Amended and Restated Employment Agreement between us and Michael D. Larrowe (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.04*	Amended and Restated Employment Agreement between us and George E. Jordan (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.05*	Employee Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.06*	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.07*	Director Stock Option Plan, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.08*	Form of Director Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.09*	Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between us and the Bank pertaining to our assumption of the Bank's Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.10*	BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.11*	BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.12*	Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between the Bank and BOC Financial Corp pertaining to the Bank's assumption of outstanding BOC Financial Corp (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.13*	Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by us from the Bank (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

Exhibit Number	Description
10.14*	2007 Omnibus Equity Plan (incorporated by reference from Exhibits to our Current Report on Form 8-K dated May 24, 2007)
10.15*	Management Incentive Compensation Plan (incorporated by reference from Exhibits to our Current Report on Form 8-K dated May 24, 2007)
23.01	Consent of Turlington and Company LLP (filed herewith)
23.02	Consent of Dixon Hughes PLLC (filed herewith)
31.01	Certification of our Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith)
31.02	Certification of our Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith)
32.01	Certifications of our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (filed herewith)
99.01	Certification of our Chief Executive Officer pursuant to Section 111(b)(4) of EESA
99.02	Certification of our Chief Financial Officer pursuant to Section 111(b) (4) of EESA

* An asterisk denotes a management contract or compensatory plan or arrangement.

COPIES OF EXHIBITS ARE AVAILABLE UPON REQUEST TO:

ROBERT E. MARZIANO
CHIEF EXECUTIVE OFFICER
BANK OF THE CAROLINAS
P.O. BOX 129
MOCKSVILLE, N.C. 27028

This Annual Report on Form 10-K also serves as the annual disclosure statement of Bank of the Carolina pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations.
THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

AMENDMENT NO. 1

TO

ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission File No. 000-52195

BANK OF THE CAROLINAS CORPORATION

(Exact name of Registrant as specified in its)

North Carolina	**20-4989192**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

135 Boxwood Village Drive
Mocksville, North Carolina 27028
(Address of principal executive offices, including Zip Code)

Securities registered under Section 12(b) of the Act: **Common Stock, $5.00 par value per share**
(Title of class)
NASDAQ Global Market
(Name of exchange on which registered)

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates (computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity), as of the last business day of the Registrant's most recently completed second fiscal quarter was $15.2 million (based on the closing price of such stock as of June 30, 2009).

On March 29, 2010, the number of outstanding shares of Registrant's common stock was 3,897,174.

Documents Incorporated by Reference

None.

EXPLANATORY NOTE

The purpose of this Form 10-K/A is to amend the original Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K") filed by Bank of the Carolinas Corporation (the "Registrant") with the Securities and Exchange Commission on March 30, 2010, by inserting the disclosures required under Part III of Form 10-K which the Registrant previously indicated would be incorporated by reference from its definitive proxy statement filed with the Commission.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications of the Registrant's principal executive officer and principal financial officer required by Rule 13a-14(a) of the Exchange Act are filed as exhibits to this Form 10-K/A.

Except as stated herein, no other revisions are being made in the Registrant's 2009 Form 10-K. This Form 10-K/A does not reflect events occurring after the filing of the 2009 Form 10-K, and no attempt has been made in this Form 10-K/A to modify or update other disclosures as presented in the 2009 Form 10-K. Accordingly, this Form 10-K/A should be read in conjunction with the 2009 Form 10-K and the Registrant's filings with the Commission subequent to December 31, 2009.

In this Form 10-K/A, the terms "we," "us," "our" and similar terms refer to the Registrant. Our bank subsidiary, Bank of the Carolinas, is referred to as the "Bank."

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Our Bylaws provide that:

- our Board of Directors consists of not less than five nor more than 18 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and
- our directors are elected each year at our Annual Meeting for terms of one year, or until their successors have been duly elected and qualified.

The following table lists information about each of our current directors, including a description of his or her principal occupation and business experience.

Name and Age	Positions With Us and the Bank (1)	Year First Elected (2)	Principal Occupation and Business Experience
Jerry W. Anderson (70)	Director	1998	Partner, Anderson Aggregates, LLC (land clearing) since 1999; previously, President, Anderson Chip & Pulpwood, Inc., from 1986 until its merger with Anderson Aggregates in 1999
Alan M. Bailey (69)	Director	1998	Private investor; previously, owner and operator, 801 Shell Service (gasoline station)
William A. Burnette (69)	Director	1998	Managing Partner, The Hillsdale Group LLC (real estate development); Managing Partner, Burnfam Limited Partnership (golf courses and real estate development); Manager, Hillsdale West Business Park Associates LLC (real estate development); President, Davie Properties Inc. (real estate development); Managing Partner, East Davie Company, Ltd. (real estate development)
John A. Drye (46)	Director	2002	Partner, Central Carolina Insurance Agency (general insurance agency)

Name and Age	Positions With Us and the Bank (1)	Year First Elected (2)	Principal Occupation and Business Experience
Thomas G. Fleming (62)	Director	1998	President and owner, Mocksville Builders Supply, Inc. (building supplies) and Town & Country Hardware (retail hardware store)
John W. Googe (84)	Director	2001	President and Chief Executive Officer, Flex-Pay Business Services, Inc. (payroll services); Director, Flight Op (aircraft charter) (2008-present); Manager, Coliseum Drive Association (real estate) (2005-present); Manager, Southeastern Pension Co. (pension record keeping) (2009-present)
Henry H. Land (68)	Director	2002	Retired; previously, Partner, McClary, Stocks, Smith, Land & Campbell, P.A., Certified Public Accountants (1988-2006)
Michael D. Larrowe (55)	Director; Executive Vice Chairman, Chief Operating Officer and Chief Financial Officer	1998	Our executive officer (3)
Steven G. Laymon (49)	Director	1998	Optometrist; President and owner, Steven G. Laymon, O.D., P.A. (optometric practice)
Robert E. Marziano (61)	Chairman; President and Chief Executive Officer	1998	Our executive officer (3)
Grady L. McClamrock, Jr. (57)	Director	2001	Attorney; owner, Grady L. McClamrock, Jr., J.D., P.A. (law firm)
Lynne Scott Safrit (51)	Director	2002	President, North American Commercial Operations, Castle & Cooke, Inc. (property management and development)
Francis W. Slate (87)	Director	1998	Mayor, Town of Mocksville; retired General Surgeon, Mocksville Surgical Associates, P.A.
Stephen R. Talbert (64)	Vice Chairman; Landis Branch Manager	2002	Officer of the Bank; previously, Chairman, Chief Executive Officer and President, BOC Financial Corp and its bank subsidiary

(1) Members of certain committees of our Board are as follows:

Audit Committee	Corporate Governance Committee	Risk Oversight Committee	Executive Committee	
Henry H. Land - Chairman	John A. Drye - Chairman	Michael D. Larrowe - Chairman	Robert E. Marziano - Chairman	
Alan M. Bailey	Alan M. Bailey	John W. Googe	William A. Burnette	Steven G. Laymon
Steven G. Laymon	William A. Burnette	Henry H. Land	Thomas G. Fleming	Grady L. McClamrock, Jr.
Lynne Scott Safrit	Thomas G. Fleming	Robert E. Marziano	John W. Googe	Francis W. Slate
Francis W. Slate	John W. Googe	Stephen R. Talbert	Michael D. Larrowe	Stephen R. Talbert
	Steven G. Laymon	Lynne Scott Safrit		
	Grady L. McClamrock, Jr.			

(2) "Year first elected" refers to the year in which each individual first became a director of the Bank. Each nominee first became our director at the time we were incorporated during 2006 as the Bank's holding company. Messrs. Drye, Land and Talbert and Ms. Safrit previously served as directors of BOC Financial Corp and were appointed as directors of the Bank following our merger with that company on December 31, 2001.

(3) Information regarding Messrs. Marziano's and Larrowe's business experience is included in their listings below under the heading "Executive Officers."

Factors Bearing on Qualifications of Directors and Nominees

The experience, qualifications, attributes, skills and other factors that leads our Board to conclude that each of our directors listed in the table above should serve, or continue to serve, as a director are described below.

Jerry W. Anderson

- Understanding of our culture, values and goals from service as our director since 1998
- Management and business experience through ownership and operation of Anderson Aggregates for over 40 years
- Board experience for 25 years with Energy United
- Active in civic clubs in Davie County
- Understanding of the banking and financial needs of small business owners through personal experience operating a business for over 40 years

Alan M. Bailey

- Understanding of our culture, values and goals from service as our director since 1998
- Management and business experience through ownership and operation of 801 Shell Service and Bailey's Auto Sales for over 30 years
- Graduate of NC Bank Directors College
- Respected in the Davie County business community as his family has been in business for over 100 years
- Understanding of the banking and financial needs of small business owners through personal experience operating a business for over 30 years

William A. Burnette

- Understanding of our culture, values and goals from service as our director since 1998
- Over 50 years business experience in various industries from tobacco companies to the hospitality industry, and understanding of world markets and currencies through foreign business activities and travel
- Prior bank board experience with Salem Trust Bank
- Understanding of the banking and financial needs of commercial developers and small business owners through his current business ventures

John A. Drye

- Understanding of our culture, values and goals from service as our director since 2002
- Has previous banking experience through service as a director of BOC Financial Corp and the former Bank of the Carolinas from 1993 until their merger with the Bank in 2001
- Management and business experience in the insurance industry as partner in a property and casualty insurance agency for 20 years
- Received a MBA from the University of Georgia, with a concentration in finance and risk management (1988)
- Active involvement in church and civic clubs of Rowan County
- Understanding of the banking and financial needs of small businesses through his experience providing insurance services to small businesses and his personal experience operating a business for over 30 years

Thomas G. Fleming

- Understanding of our culture, values and goals from service as our director since 1998
- Management and business experience as owner of Mocksville Builders Supply for 27 years
- Active involvement in the community with over 20 years service on Davie Economic Development Board
- Understanding of the banking and financial needs of the small businesses through personal experience operating a business for 27 years

John W. Googe

- Understanding of our culture, values and goals from service as our director since 2001
- Has previous public company experience, having served as President and Chief Operating Officer of one company and as a director of other companies
- Management and business experience through organization and sale of 18 different companies
- Understanding of the banking and financial needs of businesses in different industries through his prior business experience

Henry H. Land

- Understanding of our culture, values and goals from service as our director since 2002
- Has previous banking experience through service as a director of BOC Financial Corp and the former Bank of the Carolinas from 1986 until their merger with the Bank in 2001
- Is a certified public accountant licensed in North Carolina with 40 years of accounting experience, including 18 years in public accounting and prior financial accounting and reporting experience with a large industrial corporation
- Serves as Chairman of our Audit Committee and, based on his accounting training and experience, is an "audit committee financial expert"
- Understanding of the banking and financial needs of small and mid-size businesses through his personal experience operating a business and providing accounting services to business clients

Michael D. Larrowe

- Understanding of our culture, values and goals from service as our director since 1998
- Currently serves as our Chief Operating Officer and Chief Financial Officer
- Is a certified public accountant licensed in North Carolina, Virginia and West Virginia with 29 years experience in public accounting, including extensive experience in auditing and advising public financial institutions
- Experience in financial and regulatory reporting and in dealing with banking regulatory agencies

Steven G. Laymon

- Understanding of our culture, values and goals from service as our director since 1998
- Over 24 years of professional experience in the health care industry as an optometrist serving the residents of Davie County
- Management and business experience through building and operating his optometric practice
- Active involvement in the community through service on various boards within our market area
- Understanding of the banking and financial needs of small business owners through personal experience operating a business for over 24 years

Robert E. Marziano

- Understanding of our culture, values and goals from service as our director since 1998
- Served as the Bank's Chief Executive Officer since 1998, and has a total of 41 years of banking experience, including 20 years of experience in executive management positions
- Substantial personal financial interest in our long-term growth, stability, and success because of his significant personal ownership of our shares
- Visible and active as a community leader in the Bank's markets

Grady L. McClamrock, Jr.

- Understanding of our culture, values and goals from service as our director since 2001.
- Is a practicing attorney with business experience through owning and managing his law practice
- Visible and active as a community leader serving on various boards within our marketing area
- Understanding of the banking and financial needs of small and mid-size businesses in our market area through experience providing legal services

Lynne Scott Safrit

- Understanding of our culture, values and goals from service as our director since 2002
- Has previous banking experience through service as a director of BOC Financial Corp and the former Bank of the Carolinas from 1995 until their merger with the Bank in 2001
- Management and business experience in commercial real estate industry through more than 15 years as president of a national real estate development company
- Active in civic and professional organizations, including current service on the Board of Trustees at Catawba College and President of the Board of Directors for the Cabarrus County Economic Development Corp.
- Member of the Catawba College Business Hall of Fame
- Understanding of the banking and financial needs of small and mid-size businesses in our market area

Francis W. Slate

- Understanding of our culture, values and goals from service as our director since 1998
- Over 32 years experience in healthcare as a General Surgeon
- Active in medical community and as a community leader, serving as Davie County Commissioner for 12 years, Mocksville Town Commissioner for 10 years, and Mayor of Mocksville for 12 years
- Understanding of the banking and financial needs of small and mid-size businesses in our market area through experience in community and civic affairs

Stephen R. Talbert

- Understanding of our culture, values and goals from service as an officer of the Bank and our Vice Chairman since 2002
- Has a total of 38 years of banking experience, including his previous service as President and Chief Executive Officer of BOC Financial Corp and the former Bank of the Carolinas from 1986 until their merger with the Bank in 2001
- Active in local community through service on various boards, including Rowan County Chamber of Commerce, NorthEast Medical Center Foundation and Trinity Lutheran Church
- Understanding of the banking and financial needs of small and mid-size businesses in our market area through prior banking experience

Executive Officers

We consider our five officers listed below to be our executive officers.

Robert E. Marziano, age 61, serves as our and the Bank's Chairman, President and Chief Executive Officer. He joined the Bank's organizing group during 1998 and became its President and Chief Executive Officer at the time it was incorporated and began operations during 1998. Previously, he was one of the organizers of Old North State Bank, King, North Carolina, where he served as President and Chief Executive Officer from 1989 until it was acquired by another financial institution during 1997. Prior to 1989, he was employed for 13 years by First-Citizens Bank & Trust Company as Senior Vice President with responsibilities in the areas of branch management, lending, and bank operations. More recently, from 1997 until 1998, Mr. Marziano served as Senior Vice President of First Bank with supervisory responsibilities over that bank's branch banking operations in Guilford, Randolph and Davidson Counties.

Michael D. Larrowe, age 55, was elected as our Executive Vice President and the Bank's Executive Vice Chairman and Chief Operating Officer on May 28, 2008, and was appointed as our and the Bank's Chief Financial Officer during January 2010. Mr. Larrowe is a certified public accountant and, prior to his employment with us and the Bank, he had 29 years of public accounting experience and had served as Regional Managing Shareholder for the certified public accounting firm of Elliott Davis LLC from 2006 to 2008 and as Senior Member of the certified public accounting and consulting firm of Larrowe & Co., PLC from 1993 until 2006. Mr. Larrowe was a member of the Bank's organizing group and has served as a director of the Bank since it was incorporated during 1998.

George E. ("Ed") Jordan, age 51, was elected as the Bank's Executive Vice President during January 2008, and functions as the Bank's business development officer in all its markets other than Davie County. Mr. Jordan previously served as the Bank's President and Chief Operating Officer, and was first employed as the Bank's Executive Vice President during May 2004. Previously, he had been employed by Wachovia Bank for 24 years where he had supervisory responsibility over city executives for several of that bank's Triad area offices and, most recently, served as Senior Vice President and Business Banking Sales Director with responsibilities for middle market lending.

Harry E. Hill, age 64, was elected as the Bank's Executive Vice President during January 2001. He was employed by our organizing group during 1998 and became Senior Vice President of the Bank when it began operations during 1998, and he currently functions as the Bank's business development officer in Davie County. Previously, he served as Vice President of Southern National Bank and its successor, Branch Banking & Trust Company, in Welcome, North Carolina, from 1994 to 1998, and as Business Development Officer of Davidson Savings Bank from 1992 to 1994.

Robin H. Smith, age 51, serves as the Bank's Executive Vice President. She was employed by our organizing group during 1998 and became Vice President of the Bank when it began operations during 1998. She was promoted to Senior Vice President during 2001 and to her current position during 2002. Prior to joining the Bank, she served as Vice President of Old North State Bank until it was acquired by another financial institution during 1997.

Audit Committee

Our Board of Directors has a standing Audit Committee that operates under a written charter approved by our Board that sets out the Committee's composition, authority, duties and responsibilities. A current copy of the charter of the Audit Committee is available on our website at *www.bankofthecarolinas.com*. We believe that each member of the Committee is an "independent director" as that term is defined by the listing standards of The Nasdaq Stock Market.

The current members of the Audit Committee are listed in the following table.

Audit Committee

Henry H. Land - Chairman
Alan M. Bailey
Steven G. Laymon
Lynne Scott Safrit
Francis W. Slate

The Audit Committee is a joint committee of our and the Bank's Boards of Directors. Under its charter, the Committee is responsible for:

- appointing our independent accountants and approving their compensation and the terms of their engagement;
- approving services proposed to be provided by the independent accountants; and
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent accountants (including its annual audit report on our consolidated financial statements), financial reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it generally oversees our internal audit program. Also, as described in this Report under Item 13 (Certain Relationships and Related Transactions, and Director Independence), our Board has directed the Audit Committee to monitor and make annual reports regarding the independence of our directors. The Committee met nine times during 2009.

Audit Committee Financial Expert

Mr. Land, the Chairman of the Audit Committee, is a certified public accountant with 43 years of accounting experience, including approximately 19 years in public accounting. Our Board of Directors believes that Mr. Land is an "audit committee financial expert" as that term is defined by rules of the Securities and Exchange Commission.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics which applies to our directors and executive officers, including our senior financial officers, and, among other things, is intended to promote:

- honest and ethical conduct;
- ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and in other public communications we make;
- compliance with governmental laws, rules and regulations;
- prompt internal reporting of violations of the Code to the Board's Audit Committee; and
- accountability for adherence to the codes.

A copy of the Code is posted on the Bank's Internet website at *www.bankofthecarolinas.com.* Illegal or unethical behavior, violations of the Code, or accounting or auditing concerns may be reported, anonymously or otherwise, to the Chairman of our Audit Committee addressed as follows:

Henry H. Land
Post Office Box 166
Kannapolis, NC 28082

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. We currently are not aware of any of our directors or executive officers who, during 2009, failed to report shares beneficially owned or to timely file a required report.

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by the named executive officers for 2009, 2008 and 2007. Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers. Mr. Marziano and Mr. Larrowe are employed under employment agreements with the Bank as described below. Mr. Hill is employed by the Bank on an "at will" basis.

SUMMARY COMPENSATION TABLE

Name and Principal Position (1)	Year	Salary (3)	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation (5)	Total
Robert E. Marziano	2009	$280,000	$-0-	$-0-	$-0-	$ -0-	$18,063	$298,063
Chairman, President and	2008	279,999	-0-	-0-	-0-	-0-	22,822(6)	302,821
Chief Executive Officer	2007	272,268	-0-	-0-	-0-	-0-	11,691(6)	283,959
Michael D. Larrowe (2)	2009	250,000	-0-	-0-	-0-	-0-	9,689	259,689
Executive Vice Chairman, Chief Operating Officer and Chief Financial Officer	2008	153,846	-0-	-0-	-0-	-0-	12,442	166,288
Harry E. Hill	2009	136,000	-0-	-0-	-0-	-0-	11,847	147,847
Executive Vice President	2008	137,016	-0-	-0-	-0-	600(4)	17,202	154,818
	2007	119,013	-0-	-0-	-0-	-0-	17,904	136,917

(1) Messrs. Marziano and Larrowe served as members of our Board of Directors during 2009 but they received no additional compensation for their services as directors.

(2) Mr. Larrowe was first employed by the Bank during May 2008 and was elected to serve as our Chief Financial Officer during January 2010. Fees he received during 2008 as a non-employee director prior to his employment are included in "All Other Compensation" for that year.

(3) Reflects total salary paid by the Bank each year, including the amount of salary deferred at each officer's election under our Section 401(k) plan.

(4) Reflects payments to Mr. Hill under a sales incentive program under which the Bank pays employees $100 for each residential mortgage loan made to a customer they refer to the Bank's mortgage loan division.

(5) The following table describes each officer's "Other Compensation" for 2009:

Description	Mr. Marziano	Mr. Larrowe	Mr. Hill
The Bank's contributions for the officers' accounts under our Section 401(k) plan	$ 2,512	$2,512	$ 1,477
Portion of total premium paid by the Bank on a key-man life insurance policy that is attributable to death benefits payable to the officer's beneficiary	3,865	—	—
Our estimated aggregate incremental cost related to personal benefits received during 2009 (a)	11,686	7,177	10,370
Total	$18,063	$9,689	$11,847

(a) Our executive officers receive, or we may treat them as receiving, various non-cash personal benefits. During 2009, the personal benefits received by the named officers included:

- for Mr. Marziano, personal use of a Bank-owned vehicle, the Bank's payment of club dues, and premiums paid by the Bank for family coverage under our group insurance plans over and above amounts paid for other employees;
- for Mr. Larrowe, personal use of a Bank-owned vehicle and the Bank's payment of public accounting licensing fees and professional association dues; and
- for Mr. Hill, personal use of a Bank-owned vehicle and the Bank's payment of club dues.

We also provide our officers with group life, health, medical and other insurance coverages that are generally available on the same basis to all salaried employees. The cost of that insurance is not included in the table.

(6) In previous proxy statements, Mr. Marziano's Other Compensation for each of 2008 and 2007 included the total amount of premiums paid by the Bank for a key-man life insurance policy rather than just the portion of those total premiums attributable to the death benefit payable to his beneficiary under the policy. To correct those overstatements, in the Summary Compensation Table above, Mr. Marziano's Other Compensation and Total Compensation for those years reflect reductions of $5,239 for 2008 and $5,130 for 2007 as compared to the previously reported amounts.

Employment Agreements

Mr. Marziano and Mr. Larrowe each is employed by the Bank under an employment agreement. The original terms of the agreements provided for "rolling" terms of employment of three years that, at the end of each year, would be extended by one additional year. However, Mr. Larrowe's agreement provided that the Bank could fix the remaining term of the agreement by giving written notice that the agreement would no longer be extended. During April 2010, the Bank gave that notice. The agreements also provide for:

- annual base salaries (which are subject to review and periodic increase by the Bank's Board) of at least $250,000;
- the right to participate in bonus or incentive plans and other benefits made available by the Bank to its executive officers; and
- in the case of Mr. Larrowe's agreement only, reimbursement of fees paid to various state licensing boards, and reasonable out-of-pocket expenses associated with continuing professional education, to the extent required to maintain his licenses to practice as a certified public accountant, and dues paid to various professional accounting associations.

If not sooner terminated, Mr. Marziano's agreement will expire during 2017 and, following the Bank's giving of the notice described above, Mr. Larrowe's agreement will expire during July 2012. The Bank may terminate either of the agreements at any time for cause. Subject to certain limitations, the terms of the agreements provide for payments and benefits to be provided to the officers, and for their ability to compete against the Bank to be limited, after a termination of their employment under various circumstances (including a termination following a change in control of our company or the Bank), as well as, in the case of Mr. Larrowe's agreement, a voluntary termination of his employment following notice from the Bank that the term of the agreement would no longer be extended. Those provisions, and the limitations on their operation, are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

Plan-Based Awards

We maintain two arrangements under which awards may be granted from time to time to our officers and employees. They are our:

- Omnibus Equity Plan, under which stock options, restricted stock awards, and performance share awards may be granted; and
- Annual Management Incentive Compensation Plan, under which additional cash compensation may be paid each year based on the extent to which corporate and individual goals or other performance criteria are met or satisfied for the year.

Stock-Based Awards. Our shareholders approved the Omnibus Equity Plan at our 2007 Annual Meeting to replace both our Employee Stock Option Plan and Director Stock Option Plan which had been in effect since 1998 and under which we had granted options from time to time to our officers, employees and directors to purchase shares of our common stock. Those old plans have expired.

Under the new plan, awards may be granted to officers and employees consisting of either:

- Incentive stock options;
- Non-qualified stock options;

- Restricted stock awards; or
- Performance share awards.

As described under the caption "Director Compensation," the Omnibus Equity Plan also authorizes the grant of non-qualified stock options and restricted stock awards to our non-employee directors.

A stock option gives the officer or employee to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock on the date the option is granted. Options generally are granted to officers and employees on terms that provide for them to "vest," or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule, and they do not include any performance-based conditions. They generally terminate immediately on the date of, or after a stated number of days following, the termination of an officer's employment. Options granted to officers and employees may be "incentive stock options" that qualify for special tax treatment under the Internal Revenue Code, or they may be "non-qualified stock options" that do not qualify for that special tax treatment. We expect that options granted in the future to officers and employees under the Omnibus Equity Plan will be incentive stock options.

Restricted stock awards are conditional grants of shares of our common stock that are subject to forfeiture if specified conditions (usually the officer's or employee's continued performance) are not satisfied by the end of a specified restriction period. When an award is granted, the shares are issued and, if we pay dividends on our common stock during the restriction period, the officer or director would receive those dividends on the shares covered by his award at the same rate and on the same basis as they are paid to our other shareholders. However, the shares may not be sold or transferred until the restriction period ends. In most cases the restrictions lapse over time as to portions of the shares according to a "vesting" schedule. If the officer's employment terminates for any reason prior to the end of the restriction period, he forfeits all unvested shares. As the restrictions expire, the shares become "vested" and are released to the officer.

Performance share awards are awards of shares of our common stock that may be earned based on performance objectives or criteria specified at the time the awards are granted. Like restricted stock awards, performance shares would be granted subject to conditions that must be satisfied before the officer or employee will own the shares outright. However, performance shares would be earned only to the extent that performance criteria are met by the end of a measurement period, while restricted stock awards usually are granted subject only to the condition of continued employment. Also, performance shares would not actually be issued until the end of the measurement period during which the performance criteria must be met, while restricted shares generally are issued at the time awards are granted and become unrestricted at the end of the restriction period.

The exercise price of stock options, and the other terms of options and stock awards, are determined by our Board, based on the recommendation of the Corporate Governance Committee, at the time they are granted.

No stock options or other equity awards have been granted under the Omnibus Equity Plan to any of our executive officers named in the Summary Compensation Table above, and none of those executive officers held any outstanding stock options or other equity awards on December 31, 2009.

Cash Incentive Awards. Our Board first adopted our Management Incentive Compensation Plan during 2007. Under the plan, our executive officers and other employees chosen to participate each year may earn additional cash compensation based on the extent to which:

- Our pre-tax profits set by the Board (before any deduction for the expense of payments under the plan) exceed a threshold amount; and
- Other individual goals (which vary for different participants or groups of participants) set by the Board are achieved.

The plan contemplates that each year our Board will set the maximum award each participant may receive for that year (stated as a percentage of his or her base salary). No cash awards are paid unless our pre-tax, pre-incentive profits for that year exceed a minimum amount set by the Board. Subject to the extent to which individual goals set by the Board for each participant are met, the maximum incentive awards may be paid if our pretax, pre-incentive profits reach a higher target level set by the Board.

During April 2009, we became a participant in the U.S. Department of the Treasury's TARP Capital Purchase Program. Under rules adopted by Treasury under the Emergency Economic Stabilization Act of 2008 that apply to participants in that program, and with limited exceptions, we are prohibited from paying or accruing any bonus, retention award or incentive compensation to our most highly compensated employee. Also, in connection with any bonuses or incentive compensation, we are required to implement provisions to "clawback" payments to our senior executive officers and our next 20 highest paid employees if any of the criteria on which those payments are based is later found to have been inaccurate.

Like most financial institutions, our recent financial performance has been negatively affected by the decline in the economy and in real estate values in our banking markets, and increased levels of non-performing loans, loan charge-offs and provisions to our allowance for loan losses. As a result, for 2007, we did not achieve the minimum performance targets and no awards were paid under the Plan, and our Board chose not to implement the Plan at all for 2008 and 2009. As a result, none of our officers and employees were eligible to receive any cash awards under the plan, and no such awards were paid, for either of those years.

Potential Payments Upon Termination of Employment or a Change of Control

The terms of various agreements or arrangements between the Bank and Messrs. Marziano and Larrowe provide for them to receive payments and benefits if their employment terminates under various circumstances or following a change in control of our company or the Bank. However, during April 2009, we became a participant in the U.S. Department of the Treasury's ("Treasury") TARP Capital Purchase Program (the "CPP"). Under rules adopted by Treasury under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, that apply to CPP participants (the "CPP Rules"), we believe we are prohibited from paying severance, "golden parachute," or other such payments to any of our senior executive officers, or to certain of our other employees, in connection with any termination of their employment for any reason while we remain a CPP participant, other than payments relating to services already performed or benefits already accrued.

In order to comply with the CPP Rules, each of our executive officers listed in the Summary Compensation Table above have agreed that our Board of Directors or Corporate Governance Committee may unilaterally, and without the officer's consent, modify any of their compensation agreements or arrangements (including by reducing or eliminating severance benefits) to the extent the Board, in its judgment, considers necessary to comply with the CPP Rules and guidance governing compensation paid by CPP participants. As a result, notwithstanding the terms of the above agreements and arrangements with Messrs. Marziano and Larrowe, we believe that no severance or golden parachute payments would have been made to either of those officers if their employment had terminated on December 31, 2009.

After our participation in the CPP has ended, the CPP Rules no longer will prohibit payments to Messrs. Marziano and Larrowe under these agreements and arrangements. The agreements and arrangements are described below, and the table below lists estimates of aggregate payments and benefits that otherwise would have been paid or provided to those officers if their employment had terminated under various circumstances on December 31, 2009, and if on that date we had not been subject to the CPP Rules.

Employment Agreements. Under Mr. Marziano's and Mr. Larrowe's employment agreements, if their employment is terminated by the Bank without cause, or if they terminate their own employment for "good reason" (as defined below), they will continue to receive salary payments from the Bank for the unexpired terms of the agreements. "Good reason" will exist if, without their consent:

- their base salaries are materially reduced;
- their duties or responsibilities are materially reduced such that they no longer serve as executive officers;
- they are required to transfer their offices more than 50 miles from their principal work locations on the date of the agreements;
- the Bank materially breaches any of the terms of the agreements; or
- in the case of Mr. Larrowe's agreement only, the Bank gives notice that the rolling term of the agreement will not be renewed.

The agreements also provide that if, within 24 months following a change in control of the Bank:

- Mr. Marziano's employment is terminated by the Bank or its successor without cause, or a "termination event" (as defined below) occurs and he voluntarily terminates his own employment within 90 days, or
- Mr. Larrowe's employment is terminated by the Bank or its successor without cause, or Mr. Larrowe terminates his own employment for any reason (without regard to the occurrence of a "termination event"),

then, in lieu of other termination payments provided for in the agreements, they will receive lump-sum payments equal to 2.99 multiplied by their annual base salary rates in effect at the time the change in control becomes effective or at the time their employment terminates, whichever is greater. A "termination event" will occur under Mr. Marziano's agreement if, following a change in control of the Bank:

- his base salary is reduced below the annual rate in effect at the time of the change in control;
- insurance or other benefits, including retirement benefits, he is receiving when the change in control becomes effective are reduced or eliminated without being replaced with substantially similar benefits, unless the reduction or elimination applies proportionately to all salaried employees who participated in those benefits before the change in control;
- he is transferred to a job location more than 50 miles from his principal work location when the change in control becomes effective;
- if the Bank is still a separate entity, he no longer serves in the positions he served in before the change in control; or
- if the Bank no longer is a separate entity, he is not an executive officer of the Bank's successor or does not report directly to the successor's chairman, president or chief executive officer.

In the case of any termination described above, other than a voluntary termination by Mr. Larrowe following a change in control, if the officers choose to purchase continued "COBRA" coverage under the Bank's health insurance plan, the Bank will reimburse them for the cost of that insurance for up to the maximum period during which that coverage is available to them under the law.

Generally, a "change in control" will have occurred if:

- a person directly or indirectly acquires voting control over more than 50% of our or the Bank's common stock or control over the election of a majority of our or the Bank's directors;
- we or the Bank consolidate or merge with or into another company, or are reorganized in another way, and are not the surviving company in the transaction; or
- all or substantially all of our or the Bank's assets are sold or transferred to, or acquired by, any other company.

The employment agreements provide that, notwithstanding the above provisions to the contrary, the Bank will have no obligation to make any payment or take any other action that our Board of Directors believes in good faith would be prohibited by or would violate any provision of state or federal law applicable to the Bank. For a period of one year following any voluntary or involuntary termination of their employment, Mr. Marziano and Mr. Larrowe may not compete with the Bank in a county in North Carolina in which the Bank maintains a business office on their employment termination date. However, in the case of involuntary terminations of their employment without cause, or voluntary terminations of their own employment for good reason (other than following a change in control), the restriction period will be the unexpired term of the agreements during which the Bank is obligated to continue to pay their salaries as described above. The agreements also require that, following any termination of their employment, the officers must keep confidential all data and other information, financial or otherwise, relating to the Bank and its business, and must not disclose any of that information to any other person, remove it from the Bank, or use it for their own purposes or for the benefit of any other person.

Life Insurance Benefits. The Bank maintains a key-man term life insurance policy covering Mr. Marziano. The total death benefit under the policy is $800,000, of which $500,000 would be paid to the Bank upon his death. The remaining $300,000 of the death benefit would be paid to Mr. Marziano's beneficiary.

We also provide life insurance benefits to each of the named executive officers under our group life insurance plan in which all employees participate on the same terms. Under the group plan, death benefits are payable to a participant's beneficiaries equal to two times the participant's annual salary rate at the time of his or her death.

Accelerated Vesting of Stock Options. Under our Omnibus Equity Plan, in the event of a change in control of our company, our Corporate Governance Committee may provide for outstanding stock options and other equity awards under the plan to be assumed by or converted into awards covering shares of the acquiring or surviving company. Alternatively, the Committee may accelerate the vesting of outstanding awards so that they become exercisable in full immediately before the change in control becomes effective. On December 31, 2009, none of our executive officers listed in the Summary Compensation Table had outstanding stock options, so there would have been no accelerated vesting of any options held by them if a change in control had occurred on that date.

Summary of Payment and Benefits. The following table lists estimates of aggregate payments and benefits that would have been paid or provided to Mr. Marziano and Mr. Larrowe if their employment had terminated under various circumstances, or there had been a change in control, on December 31, 2009, and if, at the time, we had not been a CPP participant. Harry E. Hill is listed in the Summary Compensation Table above, but he is not listed in the table below because there currently are no such arrangements between him and the Bank other than the life insurance coverage he receives under the Bank's group life insurance plan in which he participates on the same basis as other employees.

Type of Termination Event and Description of Payment or Benefit	Mr. Marziano	Mr. Larrowe
TERMINATION OTHER THAN AFTER CHANGE IN CONTROL		
Involuntary Termination without Cause, or Voluntary Termination with "Good Reason,"		
Aggregate of monthly cash payments (1)	$676,657	$640,615
Continued health insurance coverage (2)	6,775	6,775
TERMINATION WITHIN 24 MONTHS AFTER CHANGE IN CONTROL		
Involuntary Termination without Cause:		
Lump sum cash payment (3)	837,200	747,500
Continued health insurance coverage (2)	6,775	6,775
Voluntary Termination Following "Termination Event:"		
Lump sum cash payment (3)	837,200	—
Continued health insurance coverage (2)	6,775	—
Voluntary Termination Without Regard to "Termination Event:"		
Lump sum cash payment (3)	—	747,500
DEATH		
Portion of death benefit payable to officer's beneficiary under key-man insurance policy (4)	300,000	—
Death benefits under group life insurance plan (5)	560,000	500,000

(1) Reflects aggregate amounts of monthly payments (at $23,333 per month for Mr. Marziano and at $20,833 per month for Mr. Larrowe) that would be made during the remaining term of each officer's employment agreement (approximately 29 months for Mr. Marziano, and approximately 30 3/4 months for Mr. Larrowe).

(2) Reflects our estimate of the aggregate cost of continued COBRA coverage under our health insurance plan, assuming that the officer elected to purchase that coverage and that the coverage remained in effect for 18 months, which currently is the maximum period for which that coverage is available.

(3) Reflects lump sum payment equal to the officer's annual base salary rate on December 31, 2009 multiplied by 2.99.

(4) The remainder of the death benefit, totalling approximately $500,000, would have been paid to the Bank.

(5) Death benefits under our group insurance plans equal two times the employee's annual salary rate at the time of death.

General

Directors' Fees. Our non-employee directors serve and are compensated as directors of the Bank. Our and the Bank's Boards usually meet jointly, and directors do not receive any additional cash compensation for their services as our directors unless our Board meets separately. The following table describes our standard schedule of fees paid to our non-employee directors for their service during 2009.

Description	Amount
Monthly retainer	$450
Additional monthly retainer paid to Lead Independent Director	100
Per diem fee for attendance in person at meetings of our and the Bank's Boards (1)	425
Per diem fee paid to all committee members for attendance at committee meetings:	
Audit Committee	300
Corporate Governance Committee	250
Executive, Loan and Risk Oversight Committees	225
Additional *per diem* fee paid to committee chairmen for attendance at committee meetings:	
Audit Committee	450
Corporate Governance Committee	350
Executive, Loan and Risk Oversight Committees	325

(1) This fee is not paid for attendance at meetings by telephone.

Mr. Marziano, Mr. Larrowe and Mr. Talbert are compensated as officers of the Bank, and they receive no additional compensation for their service as directors.

Stock Options. From time to time we have granted options to our non-employee directors to purchase shares of our common stock. As described above under the caption "Plan Based Awards," during 2007 our shareholders approved our Omnibus Equity Plan which replaced our 1998 Director Stock Option Plan and which authorizes the grant of nonqualified stock options and restricted stock awards to our directors in a manner similar to that described for officers. Each stock option gives the director who holds it the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of our stock on the date the option was granted. We have not yet granted any restricted stock awards to directors under the plan.

No stock options or other equity awards of any type were granted under the Omnibus Equity Plan to any of our directors during 2009.

Director Compensation for 2009

The following table summarizes the compensation paid or provided to our non-employee directors for services during 2009. Robert E. Marziano, Michael D. Larrowe and Stephen R. Talbert are not listed in the table. They served as directors during 2009, but they are compensated as officers and employees of the Bank and they receive no separate or additional compensation for their services as directors.

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Jerry W. Anderson	$14,075	$-0-	$14,075
Alan M. Bailey	18,075	-0-	18,075
William A. Burnette	13,525	-0-	13,525
John A. Drye	18,950	-0-	18,950
Thomas G. Fleming	18,800	-0-	18,800
John W. Googe	17,450	-0-	17,450
Henry H. Land	19,000	-0-	19,000
Steven G. Laymon	16,225	-0-	16,225
Grady L. McClamrock, Jr.	16,100	-0-	16,100
Lynne Scott Safrit	12,675	-0-	12,675
Francis W. Slate	18,325	-0-	18,325

(1) No stock options or other equity awards of any type were granted to any of our non-employee directors during 2009. On December 31, 2009, our non-employee directors held stock options covering the following aggregate numbers of shares: Messrs. Anderson, Fleming, Burnette, Bailey, Googe, Slate, McClamrock, and Laymon—1,500 shares each; Messrs. Land and Drye—4,245 shares each (of which options for 2,745 shares have since expired without being exercised); and Ms. Safrit—4,244 shares (of which options for 2,744 shares have since expired without being exercised). Messrs. Marziano, Larrowe and Talbert, who serve as our officers and are not listed in the table, did not hold any options on December 31, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Beneficial Ownership of Securities

Principal Shareholders. The following table lists the only person who we believe owned, beneficially or of record, 5% or more of our outstanding common stock on the Record Date for the Annual Meeting.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Wellington Management Company, LLP 75 State Street Boston, MA 02109	225,240(1)	5.78%

(1) The beneficial owner's Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007, indicates that, in its capacity as an investment adviser, it has shared voting power and shared investment power with respect to all of the listed shares, which are held of record by its clients.

Directors and Executive Officers. The following table describes the beneficial ownership of our common stock on the Record Date for the Annual Meeting by our current directors and certain of our executive officers, individually, and by all our directors and executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
Jerry W. Anderson	40,349	1.03%
Alan M. Bailey	58,665	1.50%
William A. Burnette	109,186	2.80%
John A. Drye	23,983	0.62%
Thomas G. Fleming	77,776	1.99%
John W. Googe	34,500	0.88%
Harry E. Hill	53,546	1.37%
Henry H. Land	18,589	0.48%
Michael D. Larrowe	46,158	1.18%
Steven G. Laymon	68,606	1.76%
Robert E. Marziano	135,162	3.47%
Grady L. McClamrock, Jr.	56,419	1.45%
Lynne Scott Safrit	15,384	0.39%
Francis W. Slate	33,750	0.87%
Stephen R. Talbert	39,794	1.02%
All current directors and executive officers as a group (17 people)	835,106	21.26%

(1) Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Anderson—12,066 shares; Mr. Bailey—175 shares; Mr. Burnette—6,000 shares; Mr. Drye—1,937 shares; Mr. Fleming—46,431 shares; Mr. Hill—9,746 shares; Mr. Laymon—2,050 shares; Mr. Larrowe—6,687 shares; Mr. Marziano—19,240 shares; Mr. McClamrock—3,286 shares; Ms. Safrit—7,948 shares; Mr. Talbert—20,114 shares; and all persons included in the group—136,880 shares. The listed shares also include the following numbers of shares that could be purchased by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following the Record Date and with respect to which shares they may be deemed to have sole investment power: Mr. Anderson—1,500 shares; Mr. Bailey—1,500 shares; Mr. Burnette—1,500 shares; Mr. Drye—1,500 shares; Mr. Fleming—1,500 shares; Mr. Googe—1,500 shares; Mr. Land—1,500 shares; Mr. Laymon—1,500 shares; Mr. McClamrock—1,500 shares; Ms. Safrit—1,500 shares; Mr. Slate—1,500 shares; and all persons included in the group—31,140 shares. Except as otherwise noted above, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all remaining listed shares. Shares listed for certain of the named individuals have been pledged as security for loans to other banks as follows: Mr. Marziano—89,472 shares.

(2) Percentages are calculated based on 3,897,174 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group under stock options that could be exercised within 60 days following the Record Date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes all compensation plans and individual compensation arrangements which were in effect on December 31, 2009, and under which shares of our common stock have been authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of shares to be issued upon exercise of outstanding options (1)	(b) Weighted-average exercise price of outstanding options	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (2)
Equity compensation plans approved by security holders	61,025	$8.02	267,500
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	61,025	$8.02	267,500

(1) Includes outstanding options to purchase an aggregate of 25,040 shares previously granted under our Employee Stock Option Plan and Director Stock Option Plan and options for 24,500 shares granted under 2007 Omnibus Equity Plan which has replaced those plans. Also includes outstanding options to purchase an aggregate of 11,485 shares held by former employees and directors of BOC Financial Corp. which were granted under plans approved by that company's stockholders and were converted into options to purchase our common stock when we acquired that company in 2001.

(2) Reflects the aggregate number of shares for which options and other equity-based awards could be granted in the future under the 2007 Omnibus Equity Plan. No additional options may be granted under our Employee Stock Option Plan and Director Stock Option Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Related Person Transactions

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and our other related persons. Except as described below, all loans included in those transactions were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

The Bank has an outstanding line of credit to a company in which our director, Thomas G. Fleming, is President and owner. The line of credit currently is being paid as agreed and has not been reported as past due, nonaccrual or restructured. However, based on current economic and financial considerations, the Bank has assigned a substandard grade to the credit in the Bank's internal loan grading system. The highest outstanding principal balance of the line of credit since January 1, 2009, was $1,500,000, which also was the outstanding balance on April 28, 2010. Payments were received by the Bank on the line of credit during 2009 which included, in the aggregate, $206,458 in principal and $69,248 in interest. The terms of the line of credit provide for a maximum outstanding principal balance at any time of $1,500,000 and interest at a variable rate equal to the Bank's prime lending rate (currently 5%).

Director Independence

Each year our Board of Directors reviews transactions, relationships and other arrangements involving our directors and determines which of the directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. The Board has directed our Audit Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. The following table lists our current directors, and persons who served as directors during 2009, who our Board believes are "independent" directors under Nasdaq's criteria.

Jerry W. Anderson	Thomas G. Fleming	Steven G. Laymon
Alan M. Bailey	John W. Googe	Grady L. McClamrock, Jr.
William A. Burnette	Henry H. Land	Lynne Scott Safrit
John A. Drye		Francis W. Slate

In addition to the specific Nasdaq criteria, in determining the independence of each director the Board considers whether it believes transactions that are disclosable in our proxy statements as "related person transactions," or any other transactions, relationships, arrangements or factors, could impair a director's ability to exercise independent judgment. In its determination that the directors named above are independent, those other factors considered by the Committee and the Board included (1) the Bank's lending relationships with directors who are loan customers; (2) services provided to the Bank by Mr. Googe's firm in connection with payroll processing and administration services relating to the Bank's 125 Plan (for which we paid $6,636 during 2009), and (3) legal services that Mr. McClamrock provides from time to time in connection with matters involving such things as loan closings or collections (for which we paid $3,646 during 2009). In the case of Mr. McClamrock, the Board concluded that he is independent under Nasdaq's criteria, but that he may not serve on our Audit Committee.

Item 14. Principal Accounting Fees and Services.

Turlington and Company LLP was appointed by our Audit Committee on April 17, 2009, to serve as our independent accountants and audit our consolidated financial statements for 2009. Except as described below, under its current procedures our Audit Committee specifically preapproves all audit services and other services provided by our independent accountants. Since it is difficult to determine in advance the exact nature and extent of the tax services or advice we will need during the year, the Committee authorizes our management to obtain tax services from our accountants from time to time during the year up to preapproved aggregate amounts of fees set by the Committee. Requests for services with costs in addition to those amounts would require further Committee approval. The entire Audit Committee generally participates in the preapproval of services. However, in the case of proposals that arise during the year to obtain certain types of non-audit services from our accountants beyond what has been preapproved by the Committee, the Committee delegates authority to its Chairman to preapprove those additional services on behalf of the Committee. Any such action by the Chairman is to be reported to the full Committee at its next regularly scheduled meeting.

As our independent accountants for 2009, Turlington and Company LLP provided us with various audit and other professional services for which we were billed, or expect to be billed, for fees as further described below. Our Audit Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that the provision of non-audit services by Turlington and Company LLP during 2009 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Turlington and Company LLP for audit services for 2009 and for other services they provided during 2009.

Type of Fees and Description of Services	2009
Audit Fees, including audits of our consolidated financial statements, reviews of our condensed interim consolidated financial statements, and other audit services	$85,154
Audit-Related Fees	-0-
Tax Fees, including reviews of our federal and related state income tax returns, non-routine tax consultations	16,000
All Other Fees	-0-

Signatures

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, we have caused this Amendment No. 1 to our Annual Report on Form 10-K/A to be signed on our behalf by the undersigned, thereunto duly authorized.

Bank of the Carolinas Corporation

Date: April 29, 2010

By: /s/ Robert E. Marziano

Robert E. Marziano
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
3.01	Our Articles of Incorporation, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated April 13, 2009)
3.02	Our By-laws, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
4.01	Indenture between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.02	Guarantee Agreement between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.03	Amended and Restated Trust Agreement among us, Wells Fargo Bank N.A. and the Administrators (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)
4.04	Warrant dated April 17, 2009, between us and the United States Department of the Treasury (incorporated by reference from Exhibits to our Registration Statement on Form S-3 (Reg. No. 333-1595934) filed on June 12, 2009)
10.01	Letter Agreement dated April 17, 2009, between us and the United States Department of the Treasury (incorporated by reference from Exhibits to our Registration Statement on Form S-3 (Reg. No. 333-159934) filed on June 12, 2009)
10.02	Amended and Restated Employment Agreement between us and Robert E. Marziano (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.03	Amended and Restated Employment Agreement between us and Michael D. Larrowe (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.04	Amended and Restated Employment Agreement between us and George E. Jordan (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)
10.05	Employee Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.06	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.07	Director Stock Option Plan, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.08	Form of Director Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.09	Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between us and the Bank pertaining to our assumption of the Bank's Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.10	BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.11	BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.12	Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between the Bank and BOC Financial Corp pertaining to the Bank's assumption of outstanding BOC Financial Corp (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)
10.13	Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by us from the Bank (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

Exhibit Number	Description
10.14	2007 Omnibus Equity Plan (incorporated by reference from Exhibits to our Current Report on Form 8-K dated May 24, 2007)
10.15	Management Incentive Compensation Plan (incorporated by reference from Exhibits to our Current Report on Form 8-K dated May 24, 2007)
23.01*	Consent of Turlington and Company LLP
23.02*	Consent of Dixon Hughes PLLC
31.01	Certification of our Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith)
31.02	Certification of our Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith)
32.01*	Certifications of our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.01*	Certification of our Chief Executive Officer pursuant to Section 111(b)(4) of EESA
99.02*	Certification of our Chief Financial Officer pursuant to Section 111(b) (4) of EESA

* Previously filed with our original Annual Report on Form 10-K for the year ended December 31, 2009.

COPIES OF EXHIBITS ARE AVAILABLE UPON REQUEST TO:

ROBERT E. MARZIANO
CHIEF EXECUTIVE OFFICER
BANK OF THE CAROLINAS
P.O. BOX 129
MOCKSVILLE, N.C. 27028

This Annual Report on Form 10-K also serves as the annual disclosure statement of Bank of the Carolina pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations.
THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

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